FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki Director,
Managing Executive Officer and General Manager of
Corporate Financial and Accounting Group

Date: June 3, 2016

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice of the 62nd Ordinary General Meeting of Shareholders

2.	Report for the Year Ended March 31, 2016

3.	Internet Disclosure Items for Notice of the 62nd Ordinary General Meeting of Shareholders

• Notes to Consolidated Financial Statements

• Notes to Financial Statements

Notice of the 62nd Ordinary General Meeting of Shareholders

June 24, 2016

Kyoto, Japan

6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Please note that this is an English translation of the Japanese original of the Notice of the 62nd Ordinary General Meeting of Shareholders of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Securities Code 6971

June 3, 2016

To our shareholders

Notice of the 62nd Ordinary General Meeting of Shareholders

This is to inform you that Kyocera Corporation (the “Company”) will hold its 62nd Ordinary General Meeting of Shareholders (the “Meeting”), as described below, which you are cordially invited to attend.

If you are unable to attend the Meeting, please examine the attached reference documents for the General Meeting of Shareholders and exercise your voting rights in written form (voting card) or electronically (via Internet or other means), no later than 5:30 p.m. Thursday, June 23, 2016, Japan time.

1. Date and Time	10:00 a.m. on Friday, June 24, 2016, Japan Time

2. Venue	20th Floor Event Hall at the Head Office of the Company, 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

3. Purpose of the Meeting

Matters to Be Reported

(1)

Contents of the business report, consolidated financial statements and the audit results of consolidated financial statements by the Accounting Auditor and the Audit & Supervisory Board for the 62nd fiscal year (April 1, 2015 to March 31, 2016)

(2)	Contents of the non-consolidated financial statements for the 62nd fiscal year (April 1, 2015 to March 31, 2016)

Matters to Be Resolved

Proposal 1	Appropriation of Surplus

Proposal 2	Election of Six (6) Directors

Proposal 3	Election of Four (4) Audit & Supervisory Board Members

4. Matters Relating to Exercise of Voting Rights

(1) Method of Exercising Voting Rights in Written Form (Voting Card)

Please indicate your vote “for” or “against” the proposal on the voting card enclosed herewith and ensure it is returned to us no later than the deadline mentioned above.

(2) Method of Exercising Voting Rights Electronically (via Internet or other means)

Please access the website (http://www.evote.jp/) to exercise voting rights through a personal computer, smartphone or mobile phone. Using the code and password written on the voting card enclosed herewith and follow the instructions on the website. Please enter “for” or “against” the proposal no later than the deadline mentioned above.

[Handling in Event Multiple Exercises Voting Rights]

(1)	In the event that any shareholder exercises voting rights in written form (voting card) and electronically (via Internet or other means), the electronically exercised voting rights shall prevail.

(2)	In the event of multiple electronically exercised of voting rights (via Internet or other means) by a shareholder, the last electronically exercised voting right shall prevail.

Truly yours,

Goro Yamaguchi
President and Representative Director
KYOCERA Corporation

Notes:

1.	If you attend the Meeting, please hand the enclosed voting card to the receptionist.

2.

The accompanying documents for the Notice of the 62nd Ordinary General Meeting of Shareholders are included in the attached “Report for the Year Ended March 31, 2016;” however, the “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html), pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company. The “Notes to Consolidated Financial Statements” and the “Notes to Financial Statements” are a part of the Consolidated Financial Statements and the Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

3.	In the event of any changes to the reference documents for the General Meeting of Shareholders, the business report, the financial statements or the consolidated financial statements, the Company shall give notice thereof to shareholders by posting it on the Company’s website (http://global.kyocera.com/ir/s_info.html), which can be accessed via Internet.

Reference Documents for the General Meeting of Shareholders

Proposals and References are as follows:

Proposal 1    Appropriation of Surplus

The Company believes that the best way to meet shareholders’ expectations is to improve the consolidated performance of the Company on an ongoing basis.

The Company has adopted the principal guideline that dividend amounts should be within a range based on net income attributable to shareholders of the Company on a consolidated basis, and has set its dividend policy to maintain a consolidated dividend ratio at a level of approximately 30% or more of consolidated net income. In addition, the Company determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for the medium to long-term growth of the Company.

Pursuant to this policy and based on full year performance through the year ended March 31, 2016, the Company proposes a year-end dividend for the year ended March 31, 2016 in the amount of 50 yen per share. When aggregated with the interim dividend in the amount of 50 yen per share, the total annual dividend will be 100 yen per share, the same amount as the year ended March 31, 2015.

The Company also proposes that funds shall be set aside as General Reserve, taking into account the necessary reserve amounts for creation of new businesses, exploitation of new markets, development of new technologies and acquisition of outside management resources that enable us to achieve stable and sustainable growth of the Company.

The proposed appropriation of surplus is as follows:

1.	MattersRelating to Year-end Dividend

	(1)	Type of Assets Distributed as Dividend:

Cash

	(2)	Matters Relating to the Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

50 yen per share of common stock of the Company.
The aggregate amount thereof shall be 18,342,853,850 yen.

	(3)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2016

2.	Matters Relating to Appropriation of General Reserve

	(1)	Category of Surplus to Increase and Amount thereof:

		General Reserve:	37,000,000,000 yen.

	(2)	Category of Surplus to Decrease and Amount thereof:

		Unappropriated Retained Earnings:	37,000,000,000 yen.

Proposal 2    Election of Six (6) Directors

The Company proposes that six (6) Directors be elected by the following reasons.

1.	Election of Director (except Independent Outside Director)

The organizational structure of the Company is architected by election of the Director who understand the company well from the leader of each business unit. This election supplements four directors who had been retired from March 2015 to March 2016 and is one addition for organizational structure reinforcement. The company proposes that five (5) Directors be newly elected.

2.	Election of Independent Outside Director

The Company has two Outside Directors to supervise the management. The Company proposes that one (1) more Independent Outside Director be elected. From this the Company secures the systems more than two Independent Outside Directors required by Corporate governance code Principle 4-8, established by Tokyo Stock Exchange.

Pursuant to Paragraph 2 of Article 21 of the Articles of Incorporation of the Company, the term of the office of the Directors to be elected at this Meeting will expire when the term of the other Directors currently in office expires.

The candidates for the Directors are as follows:

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares held
1*	Takashi Kuki (May 15, 1957)	Mar. 1982	Joined the Company	1,781
		Oct. 2003	General Manager of Corporate Sales Group of the Kyocera Mita Corporation (currently Kyocera Document Solutions Corporation)
		Apr. 2015	Executive Officer of the Company President and Representative Director of the Kyocera Document Solutions Corporation [Present]
		Apr. 2016	Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	Mr. Takashi Kuki is in charge of domestic and international sales about the business of Information Equipment since his joining the company. From 2015, he contributes to global development of the business of Information Equipment as a President and Representative Director of the Kyocera Document Solutions Corporation that is a subsidiary of the Company. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.
2*	Hideo Tanimoto (Mar. 18, 1960)	Mar. 1982	Joined the Company	1,693
		Apr. 2014	General Manager of Corporate Fine Ceramics Group [Present]
		Apr. 2015	Executive Officer of the Company
		Apr. 2016	Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	Mr. Hideo Tanimoto is in charge of engineering and production of fine ceramics since his joining the Company. From 2014, he contributes to development of the business of Fine Ceramics as a General Manager of Corporate Fine Ceramics Group. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares held
3*	Koichi Kano (Sep. 21, 1961)	Mar. 1985	Joined the Company	3,055
		Jun. 2005	General Manager of Circuit Device Division
		Apr. 2012	General Manager of Corporate Development Group [Present]
		Apr. 2013	Executive Officer of the Company
		Apr. 2015	Senior Executive Officer of the Company
		Apr. 2016	Managing Executive Officer of the Company [Present]
	Reason of the candidate for Director	Mr. Koichi Kano is in charge of international sales and general manager of production of electronic devices since his joining the Company. From 2012, he contributes to development of domestic and foreign subsidiaries with his appropriate leading as General Manager of Corporate Development Group. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.
4*	John Sarvis (Mar. 4, 1950)	Dec. 1973	Joined AVX Corporation	1,812 (ADR)
		Mar. 2005	Officer of the Ceramics Division of AVX Corporation
		Apr. 2015	President, Chief Executive Officer and Director of AVX Corporation [Present]
	Reason of the candidate for Director	Mr. John Sarvis is in charge of Officer of Ceramic Capacitor Division of AVX Corporation, that is a subsidiary of the Company in United States of America, for many years. From 2015, he contributes to development of AVX Corporation as a Chief Executive Officer and Director. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.
5*	Robert Whisler (Feb. 17, 1953)	Mar. 1981	Joined Kyocera America Inc.	3,573 (ADR)
		Sep. 2000	President and Director of Kyocera America Inc.
		Jun. 2005	Executive Officer of the Company [Present]
		Apr. 2016	President and Director of Kyocera International Inc. [Present]
	Reason of the candidate for Director	Mr. Robert Whisler contributes to development of semiconductor package business as a President and Director of Kyocera America Inc. that is a subsidiary of the Company in United States of America, for many years. From 2016, he serves as a President and Director of Kyocera International Inc. that is a holding company and headquarters of subsidiaries in north America. The Company nominated him as a Director because the Company believes that he will be adequately capable of accomplishing his duties as a Director of the Company, based on his such experience and exceptional insight.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares held
6*	Atsushi Aoyama (Aug. 2, 1960)	Apr. 1985	Joined Mitsubishi Research Institute, Inc.	0
		May 1995	Researcher of Imperial College London
		Oct. 1999	Associate Professor of Resources science Laboratory, Tokyo Institute of Technology
		Apr. 2005	Professor of Graduate School of Technology Management, Ritsumeikan University [present]
	Reason of the candidate for Outside Director	The Company nominated Mr. Atsushi Aoyama as a Director because the Company believes that he will be capable of providing advice and undertaking supervision of general corporate activities as an Outside Director of the Company, based on his abundant experience and exceptional insight about area of Technology Management that study companies who make much of technology development and innovation.

Notes:

1.	Asterisks (*) above denote new candidates.

2.	Mr. John Sarvis is Director, Chief Executive Officer and President of AVX Corporation, with which the Company engages in transactions relating to supply and purchase of electronic devices.

3.	There is no special interest between the other candidates and the Company.

4.	The number of shares of the Company owned by the candidates for the Directors above is as of March 31, 2016 and it includes their ownership in the Stock Purchase Plan for Kyocera Group Executives.

5.	Candidates who substantively own common stock of the Company by way of American Depositary Receipts (ADRs) are as follows:

Mr. John Sarvis	1,812 shares of common stock of the Company (1,812 ADRs)
Mr. Robert Whisler	3,573 shares of common stock of the Company (3,573 ADRs)

6.	Matters with respect to the candidate for an Outside Director are as follows:

(1)	Mr. Atsushi Aoyama is candidate for Outside Director.

(2)	The Company enters into an agreement with Mr. Atsushi Aoyama, regarding the limitation of his liability for damages due to negligence in the performance of his duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of his liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations.

(3)	The Company will designate Mr. Atsushi Aoyama as an independent Director as provided for the rules Tokyo Stock Exchange upon his election as an Outside Director.

Proposal 3    Election of Four (4) Audit & Supervisory Board Members

The terms of office of Audit & Supervisory Board Members Messrs. Osamu Nishieda, Yoshinori Yasuda and Nichimu Inada will expire at the conclusion of the Meeting. And Audit & Supervisory Board Members Messrs. Yoshihiro Kano, Kouji Mae and Yasunari Koyano are resigned. Accordingly, the Company proposes that four (4) Audit & Supervisory Board Members be elected. Among candidates Messrs. Itsuki Harada and Masaaki Akiyama have high expertise on finance and accounting. From this the Company secures Audit & Supervisory Board Member who has appropriate expertise on finance and accounting required by Corporate Governance Code Principle 4-11.

The Audit & Supervisory Board has consented to the proposal.

The candidates for the Audit & Supervisory Board Members are as follows:

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares held
1	Osamu Nishieda (Jan. 10, 1943)	Apr. 1975	Admitted to be the Bar, Registered in the Osaka Bar Association [Present]	579,513
		Feb. 1986	Legal Counsel to the Company [Present]
		Jun. 1993	Audit & Supervisory Board Member of the Company [Present]
	Reason of the candidate for Audit & Supervisory Board Member	The Company nominated Mr. Osamu Nishieda as an Audit & Supervisory Board Member because the Company believes that he will be capable of conducting a general audit of corporate activities as an Audit & Supervisory Board Member continuously based on his familiarity with the Company’s internal affairs and his abundant knowledge and experience as an attorney at law.
2*	Itsuki Harada (Aug. 5, 1955)	Mar. 1980	Joined the Company	361
		Oct. 1996	General Manager of Accounting Div. of Dongguan Shilong Kyocera Optics Co., Ltd. (currently Dongguan Shilong Kyocera Co., Ltd.)
		Apr. 2010	General Manager of Corporate Global Audit Division [Present]
	Reason of the candidate for Audit & Supervisory Board Member	Mr. Itsuki Harada experienced an accounting division for many years. After that he is in charge of General Manager of Corporate Global Audit Division. The Company nominated Mr. Itsuki Harada as an Audit & Supervisory Board member because the Company believes that he will be capable of conducting a general audit of corporate activities as an Audit & Supervisory Board Member, based on his such abundant experiences and exceptional insight about finance and accounting.

No.	Name (Date of birth)	Career Summary, Position and Area of Responsibility, and Important Concurrent Post		Number of the Company’s Shares held
3*	Hitoshi Sakata (Jan. 22, 1953)	Apr. 1985	Admitted to be the Bar, Registered in the Kyoto Bar Association [Present]	0
		Jul. 1995	Partner of the Oike Law Office [Present]
		Feb. 2010	Visiting Researcher of Faculty of Law, University of Cambridge
		Apr. 2011	Professor of Graduate School of Law, Doshisha University (Doshisha Law School)
		Jun. 2013	Outside Director of Nippon Shinyaku Co., Ltd. [Present]
	Reason of the candidate for outside Audit & Supervisory Board Member	The Company nominated Mr. Hitoshi Sakata as an Outside Audit & Supervisory Board Member because the Company believes that he will be capable of conducting a general audit of the Company’s global corporate activities as an Audit & Supervisory Board Member based on his abundant knowledge and experience as an attorney at law and his familiarity with the field of company legal affairs including Companies Act and overseas intellectual property.
4*	Masaaki Akiyama (Jan. 4, 1945)	Oct. 1968	Joined Tomishima Audit Corporation (Currently Ernst & Young ShinNihon LLC)	0
		Mar. 1973	Registration as certified public accountant
		Sep. 2010	Outside Audit & Supervisory Board Member of Joyful Honda Co., Ltd. [Present]
		Apr. 2011	Supervisory Officer of United Urban Investment Corporation [Present]
	Reason of the candidate for outside Audit & Supervisory Board Member	The Company nominated Mr. Masaaki Akiyama as an Outside Audit & Supervisory Board Member because the Company believes that he will be capable of conducting a general audit of the Company’s corporate activities as an Audit & Supervisory Board Member based on exceptional insight about finance and accounting as a certified public accountant and his abundant experiences.

Notes:

1.	Asterisks (*) above denote new candidates.

2.	The Company has a retainer agreement with the candidate Mr. Osamu Nishieda to retain him as the Company’s legal Counsel. There are no special interests between either of the other candidates and the Company.

3.	The number of shares of the Company owned by the candidates for the Audit & Supervisory Board Member above is as of March 31, 2016 and it includes their ownership in the Stock Purchase Plan for Kyocera Group Executives and the Stock Purchase Plan for Employees.

4.	Matters with respect to the candidate for an Outside Audit & Supervisory Board Member are as follows:

(1)	Messrs. Hitoshi Sakata and Masaaki Akiyama are candidates for Outside Audit & Supervisory Board Members.

(2)	The Company believes that Mr. Masaaki Akiyama will be adequately capable of accomplishing his duties as an Outside Audit & Supervisory Board Member of the Company, because he is familiar with corporate accounting as a certified public accountant despite his lack of experience in corporate management.

(3)	The Company enters into an agreement with Messrs. Hitoshi Sakata and Masaaki Akiyama, regarding the limitation of their liability for damages due to negligence in the performance of their duties, in accordance with the provisions of the Companies Act and the Articles of Incorporation of the Company. The amount of their liability, as set under such agreement, shall be limited to the smallest amount specified in the applicable laws and regulations.

(4)	The Company will designate Messrs. Hitoshi Sakata and Masaaki Akiyama as Independent Directors as provided for the rules Tokyo Stock Exchange upon their election as an Outside Director.

- END -

Securities Code 6971

Report for the Year Ended March 31, 2016

(Accompanying Documents for the 62nd Ordinary General Meeting of Shareholders)

Please note that this is an English translation of the Japanese original of the Report for the Year Ended March 31, 2016 of Kyocera Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Kyocera Management Philosophy

Corporate Motto

“Respect the Divine and Love People”

Preserve the spirit to work fairly and honorably,

respecting people, our work, our company and our global community.

Management Rationale

To provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.

Management Philosophy

To coexist harmoniously with our society, our global community and nature.

Harmonious coexistence is the underlying foundation of all our business activities as we work to create a world of prosperity and harmony.

Management Based on the Bonds of Human Minds

Kyocera started as a small, suburban factory, with no money, credentials or reputation. We had nothing to rely on but a little technology and 28 trustworthy colleagues. Nonetheless, the company experienced rapid growth because everyone exerted their maximum efforts and managers devoted their lives to earning the trust of employees. We wanted to be an excellent company where all employees could believe in each other, abandon selfish motives, and be truly proud to work. This desire became the foundation of Kyocera’s management.

Human minds are said to be easily changeable. Yet, there is nothing stronger than the human mind. Kyocera developed into what it is today because it is based on the bonds of human minds.

Kazuo Inamori

Founder and Chairman Emeritus

Greetings

We are pleased to present to you our Report for the Year Ended March 31, 2016 (hereinafter, “fiscal 2016” refers to the fiscal year ended March 31, 2016, with other fiscal years referred to in a corresponding manner).

In fiscal 2016, despite an increase in sales of components mainly for smartphones and automotive-related markets, net sales for fiscal 2016 fell below the level recorded in fiscal 2015 due to a decline in sales in the Telecommunications Equipment Group and solar energy business. Profit from operations remained on par with fiscal 2015 due primarily to improvement in profitability in the Applied Ceramic Products Group, despite the impact of reviews of asset valuation in the Electronic Device Group. Pre-tax income increased due mainly to the recording of gain on the sale of an asset. However, net income decreased since the amount that tax expenses decreased by on account of a revision of the tax system in Japan was less than in fiscal 2015.

Kyocera is planning a year-end dividend of 50 yen per share in light of the aforementioned results and our dividend policy. When aggregated with the interim dividend of 50 yen per share already paid, the total annual dividend for fiscal 2016 will be 100 yen per share, the same amount as fiscal 2015.

In fiscal 2016, Kyocera strengthened its system of software development with the aim of leaping to the next stage of growth while also implementing M&A such as in the automotive market. In addition, we decided to conduct business reorganization that included integrating group companies as a means to pursue further synergies. In fiscal 2017, we will strive to further maximize the collective strengths of the Kyocera Group.

We would very much appreciate your continued support of the Kyocera Group as we forge ahead with our endeavors.

Tetsuo Kuba

Chairman of the Board and Representative Director

Goro Yamaguchi

President and Representative Director

(Accompanying Documents for the 62nd Ordinary General Meeting of Shareholders)

Business Report (April 1, 2015 to March 31, 2016)

1. Current Conditions of Kyocera Corporation and its Consolidated Subsidiaries

(1) Business Progress and Results

During fiscal 2016, the Japanese economy recorded low growth due mainly to a decline in personal consumption, despite improved corporate earnings and an increase in private capital investment. The U.S. economy expanded primarily on the back of improvement in the employment situation and growth in personal consumption, while the European economy continued to show a low level of growth and the slowdown in the Chinese economy became clearer.

With regard to the principal markets for Kyocera Corporation and its subsidiaries (“Kyocera Group” or “Kyocera”), shipment volume of smartphones grew in the digital consumer equipment market and sales volume increased in automotive markets in China and the United States.

In Kyocera, sales in the Electronic Device Group and Fine Ceramic Parts Group increased, particularly in the smartphone and automotive-related markets. However, sales declined in the Telecommunications Equipment Group and the Applied Ceramic Products Group, including the solar energy business. As a result, consolidated net sales for fiscal 2016 amounted to ¥1,479,627 million, down ¥46,909 million, or 3.1%, compared with fiscal 2015.

Profit from operations amounted to ¥92,656 million on par with fiscal 2015 due primarily to improvement in profitability in the Applied Ceramic Products Group on the back of cost reductions, despite the recording of losses in the amount of approximately ¥23 billion, including an impairment of goodwill in the Electronic Device Group. Income before income taxes increased by ¥23,721 million, or 19.5%, to ¥145,583 million, compared with ¥121,862 million for fiscal 2015, due primarily to the recording of gain on the sale of an asset in the amount of approximately ¥20 billion.

On the other hand, net income attributable to shareholders of Kyocera Corporation decreased by ¥6,828 million, or 5.9%, to ¥109,047 million, due to the decrease as compared with fiscal 2015 in the amount of income derived from revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan.

Highlights of Consolidated Results

Notes:

1.	The amounts, numbers of shares and ratios (%) in this report are rounded to the nearest unit.

2.	Graphs in this report are presented solely for reference.

Consolidated Results by Reporting Segment

Fine Ceramic Parts Group

Net Sales: ¥95,092 million, up 4.8% year on year Operating Profit: ¥15,745 million, down 2.4% year on year

Sales in this reporting segment increased compared with fiscal 2015 due primarily to increased sales of components for industrial machinery such as semiconductor processing equipment and of automotive components such as camera modules. Operating profit remained roughly on the same level as in fiscal 2015 due mainly to the effect of a change in product mix.

Semiconductor Parts Group

Net Sales: Operating Profit:	¥216,263 million, down 0.7% year on year ¥28,934 million, down 14.8% year on year

Sales in this reporting segment remained roughly on par with those for fiscal 2015 while operating profit decreased due primarily to a decline in sales of packages for digital consumer equipment and the impact of a decline in product prices, despite an increase in sales of packages for the communications infrastructure market and packages for LEDs for the automotive market.

Applied Ceramic Products Group

Net Sales: Operating Profit:	¥247,516 million, down 10.8% year on year ¥16,386 million, up 418.7% year on year

Sales in the cutting tool business increased primarily for automotive-related markets. Conversely, sales decreased in the solar energy business due to a decline in sales in Japan, Kyocera’s principal market, despite an increase in sales in the U. S. As a result, sales in this reporting segment decreased compared with fiscal 2015. Operating profit, however, increased due mainly to cost reduction efforts.

Electronic Device Group

Net Sales: Operating Profit:	¥290,902 million, up 2.4% year on year ¥10,974 million, down 68.1% year on year

Sales in this reporting segment increased compared with fiscal 2015 due primarily to growth in sales of capacitors for smartphones and printing devices for industrial equipment as well as to the contribution of sales from Nihon Inter Electronics Corporation, which joined Kyocera Group in September 2015. Operating profit, however, decreased due mainly to the recording of losses, including an impairment of goodwill.

Telecommunications Equipment Group

Net Sales: Operating Profit (Loss):	¥170,983 million, down 16.3% year on year ¥(4,558) million, improve ¥15,654 million year on year

Sales of mobile phones with exceptional damage and water resistance grew steadily. However, sales in this reporting segment decreased compared with fiscal 2015 due to a decline in sales volume of PHS related products and low-end handsets. Despite the impact of the decline in sales, operating loss was reduced compared with fiscal 2015, during which a loss from impairment of goodwill was recorded.

Information Equipment Group

Net Sales: Operating Profit:	¥336,308 million, up 1.1% year on year ¥27,106 million, down 21.6% year on year

Sales in this reporting segment increased compared with fiscal 2015 due to growth in sales volume of multifunctional peripherals and printers as result of active efforts to expand sales. On the other hand, operating profit decreased due to increased cost ratio of raw materials reflecting the effect of foreign currency exchange rate fluctuations.

Others

Net Sales: Operating Profit:	¥167,793 million, down 3.0% year on year ¥11,575 million, up 69.0% year on year

Sales in this reporting segment decreased compared with fiscal 2015 due primarily to a decline in sales of Kyocera Chemical Corporation. On the other hand, operating profit increased due mainly to gain on sales of assets.

Note : The sum total of sales composition ratio shown on pages 4 to 10 shall not be 100% because “Adjustments and Eliminations” accounts for (3.0%) of consolidated net sales in fiscal 2016,

(2) Capital Expenditures

During fiscal 2016, Kyocera made capital expenditures to enhance production capacity for the digital consumer equipment market and automotive-related market in particular and productivity. As a result, capital expenditures for fiscal 2016 increased by ¥12,263 million, or 21.6%, to ¥68,933 million, compared with fiscal 2015.

Required funds for fiscal 2016 were mainly financed from internal resources.

(3) Management Challenges

Kyocera has a wide range of management resources within the Kyocera Group, from materials technologies such as ceramics to components, devices, equipment, systems and services. Kyocera will strive to increase the sophistication of technologies, enhance new product development, expand sales by making the best use of sales networks, promote cost reductions and further reinforce management foundations by exploiting the collective capabilities of the Kyocera Group, which includes bolstering ties between businesses and Group companies. By doing so, Kyocera aims to be a high-growth, highly profitable company. Kyocera will focus on the following challenges:

i) Expand business in key markets

Kyocera views the information and communications market, automotive-related market, the environment and energy market and the medical and healthcare market as key markets and will strive to increase sales and profit by expanding existing businesses and creating new businesses in these markets. In addition, we will work to strengthen various technologies and product development with the aim of bolstering the proliferation of IoT (Internet of Things) and strive to secure new business opportunities.

In the information and communications market, Kyocera will work to develop and expand sales of high-value-added products that meet trends of more advanced performance and multiple functions in digital consumer equipment, which includes smartphones, as well as an increase in demand primarily for high capacity and high-speed transmission in each industrial market. In addition, efforts will be made to release new products and to cultivate new markets for telecommunications and information equipment that incorporate unique technologies and differentiate from the competition.

In automotive-related markets, we will strive to strengthen our framework by creating an organization that straddles the Kyocera Group so that we can take advantage of various business opportunities associated with increased electrification and environmental responsiveness of automobiles and proliferation of automated driving. We will take steps to increase share by expanding application of existing products and cultivating new customers as well as accelerate new product development by strengthening technology development and collaborating with customers.

In the environment and energy market, Kyocera will push ahead with business development, from energy creating business through solar power generating systems to energy storage business through the supply of electricity storage units and energy saving business that seeks to enhance efficiency of power consumption through an energy management system. In response to the rise in self-consumption of power created, we will seek to improve the conversion efficiency of solar modules, introduce a high-efficiency fuel cell system to market and expand sales of large storage batteries. At the same time, we will strive to expand business by strengthening the development of systems that contributes to the stable supply of power and power savings.

In the medical and healthcare market, Kyocera will expand the medical materials business, which includes artificial joints. Additionally, we will take advantage of business opportunities by pursuing synergies in technologies from materials to components and systems, and by linking up with external organizations. We will also work to reinforce new product development and expand business domain in healthcare-related markets.

ii) Enhance management foundations

Kyocera will strive to optimize its production system and expand production capacity with the aim of further boosting competitiveness. Overseas, we will pursue expansion of production items and production volume in Vietnam as well as thoroughly reduce production costs. In Japan, we will work to expand high-value-added products by leveraging sophisticated production technology capabilities. In addition, we will actively invest in business to drive future growth, which will include utilizing external management resources through M&A with the objective of bolstering existing businesses and creating new businesses.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

(4) Four-Year Financial Summary

	(Yen in millions except per share amount)
	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016
Net Sales	1,280,054	1,447,369	1,526,536	1,479,627

Income before Income Taxes	101,363	146,268	121,862	145,583

Net Income Attributable to Shareholders of Kyocera Corporation	66,473	88,756	115,875	109,047

Basic Earnings per Share Attributable to Shareholders of Kyocera Corporation (Yen)	181.18	241.93	315.85	297.24

Total Assets	2,282,853	2,636,704	3,021,184	3,095,049

Kyocera Corporation Shareholders’ Equity	1,646,157	1,910,083	2,215,319	2,284,264

Kyocera Corporation Shareholders’ Equity per Share (Yen)	4,486.91	5,206.48	6,038.57	6,226.58

Notes:

1.	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

2.	Basic earnings per share attributable to shareholders of Kyocera Corporation is calculated using the average number of shares in issue during each respective fiscal year and Kyocera Corporation shareholders’ equity per share is calculated using the number of shares in issue excluding treasury stock at the end of each respective fiscal year.

3.	As Kyocera Corporation undertook a stock split at the ratio of two-for-one of all common stock on October 1, 2013, earnings per share are computed under the assumption that the stock split had been undertaken at the beginning of the year ended March 31, 2013 in accordance with the standard related to earnings per share.

4.	Net Sales for fiscal 2013 increased compared with fiscal 2012 due to increases in component demand for digital consumer equipment and in demand for solar energy systems in Japan, in addition to the impact of the depreciation of the yen. Net income attributable to shareholders of Kyocera Corporation decreased compared with fiscal 2012 due to additional recording of the environmental remediation charge at AVX Corporation.

5.	Net sales for fiscal 2014 increased compared with fiscal 2013 due to increases in component demand for digital consumer equipment mainly for smartphones and in demand for solar energy systems in Japan, in addition to an increase in sales overseas in the Information Equipment Group, and this result marked record high. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2013 due to the effect of higher sales and enhancement of productivity as well as recording of the environmental remediation charge at AVX Corporation in fiscal 2013.

6.	Net sales for fiscal 2015 marked record high as it did for the previous year due to increases in component sales for digital consumer equipment and automotive-related market. Net income attributable to shareholders of Kyocera Corporation increased compared with fiscal 2014 due mainly to the effect derived from the revaluation of deferred tax assets and liabilities in line with a revision of the tax system in Japan despite the recording of a loss from a review of asset valuation.

7.	Performance for fiscal 2016 is as stated in “(1) Business Progress and Results” on previous pages.

(5) Principal Businesses (as of March 31, 2016)

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment, etc. The principal products and businesses are as follows:

Reporting Segment and Content of Business	Principal Product and Business
Fine Ceramic Parts Group: Kyocera widely provides ceramic components for industrial machinery, information and communications, automotives and various other industrial sectors.

Components for Semiconductor Processing Equipment and
Flat Panel Display Manufacturing Equipment

Information and Telecommunication Components

General Industrial Machinery Components

Sapphire Substrates

Automotive Components

Semiconductor Parts Group: Kyocera provides packages for protecting electronic components and ICs and high-density multilayer printed wiring boards for electronic equipment.	Ceramic Packages Organic Multilayer Substrates Multilayer Printed Wiring Boards
Applied Ceramic Products Group: Kyocera provides solar energy products, cutting tools, medical and dental implants, jewelry and applied ceramic related products such as ceramic knives.	Solar Power Generating Systems, Battery Energy Storage Systems Cutting Tools, Micro Drills Medical and Dental Implants Jewelry and Applied Ceramic Related Products

Electronic Device Group:
Kyocera provides various electronic components and devices in a wide range of market such as information and communications equipment, digital home appliances and industrial machinery.

Capacitors SAW Devices Connectors Crystal Components Liquid Crystal Displays Printing Devices Power Semiconductor Products (Discrete Products, Power Modules)
Telecommunications Equipment Group: Kyocera provides high functionality and ultra ruggedized smartphones and mobile phones stick to facilitate ease of use in Japan and overseas.	Smartphones Mobile Phones PHS related Products M2M Modules

Information Equipment Group:

Kyocera provides a diverse lineup of printers and MFPs featuring outstanding environmental and economic performance as well as solutions that resolve customers’ individual management issues.

Monochrome and Color Printers and Multifunctional Products Wide Format Systems Document Solutions Application Software Supplies
Others: Kyocera provides information and communications services, materials for semiconductors and chemical materials.	Information Systems and Telecommunication Services Engineering Business Management Consulting Business Materials for Semiconductors, Chemical Materials Realty Development Business

(6) Significant Subsidiaries (as of March 31, 2016)

Name of Subsidiary	Amount of Capital (Yen in millions and others in thousands)	Ownership by Kyocera Corporation (%)	Principal Business
Kyocera Circuit Solutions, Inc.*	¥4,000	100.00	Development, manufacturing and sale of organic multilayer packages and multilayer printed wiring boards

Kyocera Solar Corporation*	¥310	100.00	Sale of solar energy products

Kyocera Medical Corporation	¥2,500	100.00	Development, manufacturing and sale of medical materials

Kyocera Connector Products Corporation	¥400	100.00	Development, manufacturing and sale of electronic devices

Kyocera Crystal Device Corporation	¥16,318	100.00	Development, manufacturing and sale of electronic devices

Kyocera Display Corporation	¥4,075	100.00	Development, manufacturing and sale of electronic devices

Kyocera Document Solutions Inc.	¥12,000	100.00	Development and manufacturing of information equipments

Kyocera Communication Systems Co., Ltd.	¥2,986	76.30	Provision of engineering services and IT services

Kyocera Chemical Corporation*	¥10,172	100.00	Development, manufacturing and sale of electrical insulation materials

Shanghai Kyocera Electronics Co., Ltd.	¥17,321	100.00	Manufacturing of fine ceramic-related products

Dongguan Shilong Kyocera Co., Ltd.	HK$472,202	90.00	Manufacturing of cutting tools and electronic devices

Kyocera (China) Sales & Trading Corporation	US$10,000	90.00	Sale of fine ceramic-related products and cutting tools

Kyocera (Tianjin) Solar Energy Co., Ltd.	US$30,200	90.00	Manufacturing of solar energy products

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd.	MYR28,000	100.00	Manufacturing of telecommunications equipments

Kyocera Asia Pacific Pte. Ltd.	US$105	100.00	Sale of fine ceramic-related products, solar energy products and electronic devices

Kyocera International, Inc.	US$34,850	100.00	Holding company and headquarters in North America

AVX Corporation	US$1,763	69.06	Development, manufacturing and sale of electronic devices

Kyocera Fineceramics GmbH	EURO1,687	100.00	Sale of fine ceramic-related products and electronic devices

Asterisk (*) shows Kyocera Corporation reorganized its business as described below, effective as from April 1, 2016.

Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation were merged into Kyocera Corporation.

Kyocera Corporation succeeded the business unit engaged in the sale of photovoltaic power generation systems of Kyocera Solar Corporation after its corporate split.

(7) Principal Business Sites (as of March 31, 2016)

Japan:

Kyocera Corporation Headquarters : 6 Takeda Tobadono-cho, Fushimi-ku, Kyoto, Japan

Hokkaido Kitami Plant

Fukushima Tanagura Plant

Nagano Okaya Plant

Mie Ise Plant

Shiga Gamo Plant

Shiga Yohkaichi Plant

Shiga Yasu Plant

Kagoshima Sendai Plant

Kagoshima Kokubu Plant

Kagoshima Hayato Plant

Yokohama Office

Osaka Daito Office

R&D Center, Keihanna (Kyoto)

R&D Center, Kagoshima

Kyocera Circuit Solutions, Inc. (Kyoto)

Kyocera Solar Corporation (Kyoto)

Kyocera Medical Corporation (Osaka)

Kyocera Connector Products Corporation (Kanagawa)

Kyocera Crystal Device Corporation (Yamagata)

Kyocera Display Corporation (Shiga)

Nihon Inter Electronics Corporation (Kanagawa)

Kyocera Document Solutions Inc. (Osaka)

Kyocera Document Solutions Japan Inc. (Tokyo)

Kyocera Communication Systems Co., Ltd. (Kyoto)

Kyocera Chemical Corporation (Tokyo)

Kyocera Optec Co., Ltd. (Tokyo)

Kyocera Realty Development Co., Ltd. (Tokyo)

Hotel Kyocera Co., Ltd. (Kagoshima)

Hotel Princess Kyoto Co., Ltd. (Kyoto)

Overseas:

Shanghai Kyocera Electronics Co., Ltd. (China)

Kyocera (Tianjin) Solar Energy Co., Ltd. (China)

Dongguan Shilong Kyocera Co., Ltd. (China)

Kyocera(China) Sales & Trading Corporation (China)

Kyocera Document Technology (Dongguan) Co., Ltd. (China)

Kyocera Precision Tools Korea Co., Ltd. (Korea)

Kyocera Korea Co., Ltd. (Korea)

Kyocera Telecom Equipment (Malaysia) Sdn. Bhd. (Malaysia)

Kyocera Asia Pacific Pte. Ltd. (Singapore)

Kyocera Vietnam Co., Ltd. (Vietnam)

Kyocera Document Technology Vietnam Co., Ltd. (Vietnam)

Kyocera International, Inc. (U.S.A.)

Kyocera Industrial Ceramics Corporation (U.S.A.)

Kyocera America, Inc. (U.S.A.)

Kyocera Solar, Inc. (U.S.A.)

Kyocera Precision Tools, Inc. (U.S.A.)

Kyocera Communications, Inc. (U.S.A.)

AVX Corporation (U.S.A.)

Kyocera Document Solutions America, Inc. (U.S.A.)

Kyocera Document Solutions Europe B.V. (Netherlands)

Kyocera Document Solutions Deutschland GmbH (Germany)

TA Triumph-Adler GmbH (Germany)

Kyocera Fineceramics GmbH (Germany)

Kyocera Unimerco A/S (Denmark)

(8) Employees (as of March 31, 2016)

i) Consolidated

Reporting Segment	Number of Employees	Change from the End of Fiscal 2015
Fine Ceramic Parts Group	3,185	Increase of	51
Semiconductor Parts Group	8,249	Decrease of	407
Applied Ceramic Products Group	7,932	Increase of	342
Electronic Device Group	20,237	Decrease of	205
Telecommunications Equipment Group	4,240	Increase of	92
Information Equipment Group	17,311	Increase of	1,169
Others	6,524	Increase of	15
Headquarters	1,551	Decrease of	13

Total	69,229	Increase of	1,044

Note:    The number of employees represents the total number of regular employees who work full-time.

ii) Non-consolidated

Number of Employees	14,146
Change from the End of Fiscal 2015	Increase of 120
Average Age	41.1
Average Years of Service	17.8

Note:    The number of employees represents the total number of regular employees who work full-time.

2. Shares (as of March 31, 2016)

(1) Total Number of Shares Authorized to Be Issued:	600,000,000

(2) Total Number of Shares Issued:	377,618,580

(Of which, Number of Treasury Shares:	10,761,503)

(3) Number of Shareholders:	57,785

(4) Major Shareholders (Top 10 Largest Shareholders)

Name	Number of Shares Owned (Shares in thousands)	Share Ownership Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	36,362	9.91
Japan Trustee Services Bank, Ltd. (Trust Account)	24,239	6.61
State Street Bank and Trust Company	18,924	5.16
The Bank of Kyoto, Ltd.	14,436	3.94
Kazuo Inamori	11,212	3.06
Inamori Foundation	9,360	2.55
KI Enterprise Co., Ltd.	7,099	1.94
Trust & Custody Services Bank, Ltd. (Stock Investment Trust Account)	6,380	1.74
JP Morgan Chase Bank 385632	5,364	1.46
Stock Purchase Plan for Kyocera Group Employees	5,348	1.46

Note:    Share ownership ratios are calculated after deduction of the treasury shares.

3. Directors and Audit & Supervisory Board Members

(1) List of Directors and Audit & Supervisory Board Members (as of March 31, 2016)

Position	Name	Area of Responsibility and Important Concurrent Post
Chairman of the Board and Representative Director	Tetsuo Kuba
Vice Chairman of the Board and Representative Director	Tatsumi Maeda	In charge of Engineering and Technology
President and Representative Director	Goro Yamaguchi	President and Executive Officer
Director	Ken Ishii	Senior Managing Executive Officer General Manager of Corporate Cutting Tool Group
Director	Hiroshi Fure	Senior Managing Executive Officer General Manager of Corporate Automotive Components Group
Director	Yoji Date	Senior Managing Executive Officer President and Representative Director of Kyocera Connector Products Corporation
Director	Yoshihito Ohta	Managing Executive Officer Chairman of the Board and Representative Director of Kyocera Communication Systems Co., Ltd.
Director	Shoichi Aoki	Managing Executive Officer General Manager of Corporate Financial and Accounting Group
Director	Tadashi Onodera	Chairman of the Board and Director of KDDI Corporation
Director	Hiroto Mizobata	Representative of Mizobata Certified Public Accountant Office
Full-time Audit & Supervisory Board Member	Yoshihiro Kano
Full-time Audit & Supervisory Board Member	Kouji Mae
Audit & Supervisory Board Member	Osamu Nishieda	Attorney-at-law
Audit & Supervisory Board Member	Yoshinori Yasuda	Director of Research Center for Pan-Pacific Civilizations, Ritsumeikan University
Audit & Supervisory Board Member	Nichimu Inada	President and Representative Director of Family Inada Co., Ltd.
Audit & Supervisory Board Member	Yasunari Koyano	Attorney-at-law

Notes:

1.	Important Concurrent Posts Undertaken by Directors and Audit & Supervisory Board Members in fiscal 2016.

(1)	Mr. Tetsuo Kuba, Chairman of the Board and Representative Director, serve as Director and Chairman of the Board of AVX Corporation. Messrs. Tatsumi Maeda, Vice Chairman of the Board and Representative Director, Goro Yamaguchi, President and Representative Director, and Shoichi Aoki, Director, serve as Directors of AVX Corporation.

(2)	Mr. Tetsuo Kuba, Chairman of the Board and Representative Director, serves as an Outside Director of KDDI Corporation.

(3)	Mr. Tadashi Onodera, Director, serves as a Director of Okinawa Cellular Telephone Company and an Outside Director of Daiwa Securities Group Inc. And he served as a Representative Director of KDDI Corporation until June 17, 2015.

(4)	Mr. Hiroto Mizobata, Director, serves as an Outside Director (the Audit committee) of Yamaki Co., Ltd. and of ES-CON JAPAN Ltd.

(5)	Mr. Yasunari Koyano was Representative of Lawyer of Koyano LPC until February 1, 2016.

2.	Important Concurrent Posts Undertaken by Outside Director and Audit & Supervisory Board Members, and their Relations with Kyocera Corporation

(1)	Kyocera Corporation engages in transactions relating to sale of mobile phones, etc. with KDDI Corporation and Okinawa Cellular Telephone Company where Mr. Tadashi Onodera, Director, serves as Chairman of the Board and Director respectively. And there is no special interest between Kyocera Corporation and Daiwa Securities Group Inc. where he serves as an Outside Director.

(2)	There is no special interest between Kyocera Corporation and Mizobata Certified Public Accountant Office where Mr. Hiroto Mizobata, Director, serves as a Representative. And also there is no special interest between Kyocera Corporation and, Yamaki Co., Ltd. and ES-CON JAPAN Ltd. where he serves as an Outside Director (the Audit committee).

(3)	Kyocera Corporation engages in transactions relating to sale of ceramic products with Ritsumeikan University where Mr. Yoshinori Yasuda, Audit & Supervisory Board Member, serves as a Director of Research Center for Pan-Pacific Civilization, but there is no transaction with that Research Center.

(4)	There is no special interest between Kyocera Corporation and Family Inada Co., Ltd. where Mr. Nichimu Inada, Audit & Supervisory Board Member, serves as President and Representative Director.

(5)	There is no special interest between Kyocera Corporation and Koyano LPC where Mr. Yasunari Koyano, Audit & Supervisory Board Member, served as Representative Lawyer until February 1, 2016.

3.	Messrs. Tadashi Onodera and Hiroto Mizobata are Outside Director and Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members.

4.	Kyocera Corporation has designated Mr. Hiroto Mizobata as independent Director and Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano as independent Audit & Supervisory Board Members as provided for in the rules of the Tokyo Stock Exchange.

(2) Director Retired During Fiscal 2016

Director retired during fiscal 2016 are as follows:

Position as of Retirement	Name	Area of Responsibility and Important Concurrent post as of Retirement	Reason for Retirement	Retirement Date
Director	Katsumi Komaguchi	Vice Chairman and Representative Director of Kyocera Document Solutions Inc.	Expiration of term of office	June 24, 2015
Director	Yasuyuki Yamamoto	In charge of Communication Equipment	Expiration of term of office	June 24, 2015
Director	John S. Rigby	President and Director of Kyocera International Inc.	Resignation	March 21, 2016

(3) Remuneration to Directors and Audit & Supervisory Board Members for Fiscal 2016

	Number of Persons Qualified to Receive Remuneration	Amount of Remuneration (Yen in million)
Directors (Outside Directors of 12 Directors above)	12 (2)	339 (21)
Audit & Supervisory Board Members	6	83
(Outside Audit & Supervisory Board Members of 6 Audit & Supervisory Members above)	(3)	(25)

Total	18	422

Notes:

1.	The amount of remuneration to Directors does not include salaries for services as employees or Executive Officers for those Directors who serve as such.

2.	As of the end of fiscal 2016, there were 10 Directors and 6 Audit & Supervisory Board Members, with 2 of the former being an Outside Director and 3 of the latter being Outside Audit & Supervisory Board Members.

3.	Remuneration to Directors and Audit & Supervisory Board Members was determined by the resolution adopted at the 55th Ordinary General Meeting of Shareholders, which was held on June 25, 2009, as follows:

[Aggregate Amount of Remuneration to Directors]

Basic Remuneration:	No more than ¥400 million per year (not including salaries for services as employees or Executive Officers for those Directors who serve as such).

Bonuses to Directors:	No more than 0.2% of the Consolidated Net Income* of Kyocera Corporation for the relevant fiscal year, provided that such amount shall not exceed ¥300 million per year.

*	Pursuant to a change in U.S. accounting standards, this has been revised to “Net Income Attributable to Shareholders of Kyocera Corporation.”

[Aggregate Amount of Remuneration to Audit & Supervisory Board Members]

Basic Remuneration:	No more than ¥100 million per year.

(4) Outside Director and Audit & Supervisory Board Members

(i) Activities of Outside Director and Audit & Supervisory Board Members During Fiscal 2016

(a)	Mr. Tadashi Onodera, Outside Director, attended 11 of the 12 meetings of the Board of Directors which were held during fiscal 2016 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(b)	Mr. Hiroto Mizobata, Outside Director, attended all of the 10 meetings of the Board of Directors which were held after taking office during fiscal 2016 and expressed his views based on his abundant knowledge and experience as a Certified Public Accountant.

(c)	Mr. Yoshinori Yasuda, Outside Audit & Supervisory Board Member, attended 11 of the 12 meetings of the Board of Directors and all of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2016 and expressed his views based on his abundant knowledge and experience as a university professor.

(d)	Mr. Nichimu Inada, Outside Audit & Supervisory Board Member, attended all of the 12 meetings of the Board of Directors and all of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2016 and expressed his views based on his abundant knowledge and experience as a corporate executive.

(e)	Mr. Yasunari Koyano, Outside Audit & Supervisory Board Member, attended 11 of the 12 meetings of the Board of Directors and 7 of the 8 meetings of the Audit & Supervisory Board which were held during fiscal 2016 and expressed his views based on his abundant knowledge and experience as an attorney-at-law and corporate executive.

(ii) Summary of Agreements Regarding the Limitation of Liability

Kyocera Corporation has entered into an agreement with an Outside Director and Audit & Supervisory Board Members regarding the limitation of their liability for damages caused by negligence in the performance of their duties, in accordance with paragraph 1 of Article 427 of the Companies Act and Article 28 and 36 of the Articles of Incorporation of the Company. The amount of liability to which they are subject to, as set under such agreements, is limited to the minimum amount of liability provided under applicable laws and regulations.

4. Accounting Auditor

(1)	Name of Accounting Auditor: PricewaterhouseCoopers Kyoto

(2)	Remuneration and Other Amounts Payable to Accounting Auditor

Remuneration and Other Amounts Payable by Kyocera Corporation to the Accounting Auditor for the Services for Fiscal 2016	¥243 million
Total Amount of Cash and Other Financial Benefits Payable by Kyocera Group to the Accounting Auditor for the Services for Fiscal 2016	¥529 million

Notes:

1.	The overseas subsidiaries of Kyocera Corporation are audited by an auditing firm other than that used by Kyocera Corporation as its Accounting Auditor.

2.	In the audit agreement between Kyocera Corporation and the Accounting Auditor, remuneration is determined without separately indicating amounts payable for auditing under the Companies Act and for auditing under the Financial Instruments and Exchange Law. Accordingly, ¥243 million represents the aggregate remuneration for both of these auditing services.

3.	Audit & Supervisory board agrees to the fee of Accounting Auditor based on Paragraph 1 of Article 399 of the Companies Act through following measures.

Audit & Supervisory board obtains the necessary materials from Directors, relevant internal company divisions and Accounting Auditor and receives the reports. And Audit & Supervisory board confirms audit content, hours and details and trend of its fee in previous fiscal year, and considers estimates of audit fee in the fiscal year.

(3)	Non-Audit-related Service

Kyocera Corporation paid consideration to PricewaterhouseCoopers Kyoto for the advisory service in connection with the documentation of the Conflict Mineral Report to file with the U.S. Securities and Exchange Commission pursuant to the section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(4)	Policy Regarding Decision to Terminate or Not to Reappoint Accounting Auditor

In the event that the Audit & Supervisory Board determines that the Accounting Auditor is subject to any of the events provided in Paragraph 1 of Article 340 of the Companies Act, the Audit & Supervisory Board is authorized to terminate the office of such Accounting Auditor, based on the Regulations of the Audit & Supervisory Board. Should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that such Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board shall determine the resolution to be proposed to the General Meeting of Shareholders to terminate or not to reappoint such Accounting Auditor.

5. System and Policy

Kyocera Corporation has adopted through its Board of Directors Meeting the “Kyocera Group Basic Policy for Corporate Governance and Internal Control” as follows:

Kyocera Group

Basic Policy for Corporate Governance and Internal Control

Kyocera Group has made “Respect the Divine and Love People” its corporate motto and “to provide opportunities for the material and intellectual growth of all our employees, and through our joint efforts, contribute to the advancement of society and humankind.” its management rationale.

Kyocera Group always strives to maintain equity and fairness, and faces all situations with courage and conscience, and it intends to realize transparent systems for corporate governance and internal control.

Under such corporate motto and management rationale, the Board of Directors is implementing a basic policy for corporate governance and internal control as described below.

This statement of basic policy sets forth such basic policy in accordance with Paragraph 5 and item 6 of Paragraph 4 of Article 362 of the Corporation Act, and Paragraphs 1 and 3 of Article 100 of the Execution Rules of the Corporation Act, which require establishment of a system to ensure that conduct of business by the Directors will be in compliance with all applicable laws and regulations and the Articles of Incorporation and to ensure proper conduct of business by Kyocera Corporation (the “Company”) and Kyocera Group, as a whole.

I.    Corporate Governance

1.    Basic Policy for Corporate Governance

The Board of Directors of the Company defines the corporate governance of Kyocera Group to mean “structures to ensure that Directors conducting the business manage the corporations in a fair and correct manner.”

The purpose of corporate governance is to maintain soundness and transparency of management and to achieve fair and efficient corporate management, through which the management rationale of Kyocera Group can be realized.

The Board of Directors shall inculcate the “Kyocera Philosophy”, which is the basis of the management policy of Kyocera Group, into all Directors and employees working in Kyocera Group, and establish a sound corporate culture. The Board of Directors shall establish proper corporate governance through exercise of the Kyocera Philosophy (Note).

Note:	The “Kyocera Philosophy” is a corporate philosophy and life philosophy created through integration of the thoughts of the founder of the Company regarding management and life. The “Kyocera Philosophy” incorporates a wide range of matters relating to basic thoughts on management and methods of undertaking day-to-day work, based on the core criterion of “what is the right thing to do as a human being”.

2.    System for Corporate Governance

The Board of Directors of the Company determines, pursuant to the basic policy described in 1 above, the below-outlined system for corporate governance of the Company, which is the core company within Kyocera Group, to ensure that the conduct of business by the Directors is in compliance with all applicable laws and regulations and the Articles of Incorporation. The Board of Directors will constantly seek the ideal system for corporate governance and always evolve and develop its existing corporate governance system.

(1)  Organs of Corporate Governance

The Board of Directors shall establish a corporate structure in which the Audit & Supervisory Board Members and the Audit & Supervisory Board will serve as organs of corporate governance pursuant to the provisions of the Articles of Incorporation, as approved by the General Meeting of Shareholders of the Company. Directors of the Company shall strictly observe the following, to ensure effective audit by the Audit & Supervisory Board Members and the Audit & Supervisory Board:

(i)	Matters relating to employees to facilitate the tasks of Audit & Supervisory Board Members (including matters relating to the independence of such employees from the Directors and matters to the ensure effectiveness of instructions from the Audit & Supervisory Board Members to such employees)

Representative Directors shall establish offices for the Audit & Supervisory Board Members upon their request, and shall cause certain employees, nominated through prior discussion with the Audit & Supervisory Board Members, to work in such offices to assist in the tasks of the Audit & Supervisory Board Members and the Audit & Supervisory Board. Such employees, while still subject to the work rules of the Company, shall be under the instruction and supervision of each of the Audit & Supervisory Board Members, and transfer, treatment (including evaluation) and disciplinary action relating to them shall be made only following discussion with the Audit & Supervisory Board Members.

(ii)	System for reporting to the Audit & Supervisory Board Members by Directors and employees and other related parties, and other systems relating to reporting to the Audit & Supervisory Board Members (including the system to ensure that the reporting party shall not be treated adversely due to such report)

In the event that any Director becomes aware of any matter that breaches or may breach any law or regulation or the Articles of Incorporation, or in the event that any Director becomes aware of any matter that may cause substantial damage to Kyocera Group, he or she shall immediately report thereon to the

Audit & Supervisory Board. In addition, in the event that any of the Audit & Supervisory Board Members or the Audit & Supervisory Board requests a report from any Director pursuant to the Regulations of the Audit & Supervisory Board, such Director shall comply with such request.

Representative Directors shall cause the internal audit department to report regularly the status of the internal audit to the Audit & Supervisory Board Members. In addition, upon request from the Audit & Supervisory Board Members, Representative Directors shall cause any specified department(s) to report the status of their conduct of business directly to the Audit & Supervisory Board Members. Representative Directors shall also maintain a “system for internal complaint reporting to the Audit & Supervisory Board”, established by the Audit & Supervisory Board, under which all related parties including Directors, employees, suppliers and customers of Kyocera Group may submit complaints directly to the Audit & Supervisory Board.

Representative Directors shall not treat adversely the party who submitted the report to the Audit & Supervisory Board such as transfer or disciplinary action, because of such report.

(iii)	Matters relating to the policy for handling of costs and claims which may incur in the course of the execution of the tasks of the Audit & Supervisory Board Members

Representative Directors shall accept request from Audit & Supervisory Board Members for reimbursement of costs in accordance with the Regulations of the Audit & Supervisory Board and shall make payment thereof accordingly.

(iv)	Other systems to ensure effective audit by the Audit & Supervisory Board Members

In the event that Representative Directors are requested by any of the Audit & Supervisory Board Members to effectuate any of the following matters, as necessary to establish a system to ensure effective audit by the Audit & Supervisory Board Members, Representative Directors shall comply with such request:

a.	Attendance at important meetings;

b.	Inspection of minutes of important meetings, important approval documents and important agreements, etc.; and

c.	Meetings with Representative Directors to exchange opinions regarding management of the Company in general.

(2)  Kyocera Philosophy Education

Representative Directors of the Company shall undertake “Kyocera Philosophy Education” from time to time in order to inculcate the “Kyocera Philosophy” into the Directors (including themselves) and employees of Kyocera Group.

II.    Internal Controls

1.    Basic Policy for Internal Controls

The Board of Directors of the Company defines the internal controls of Kyocera Group to mean “systems to be established within the corporate organization to achieve management policy and master plans in a fair manner, in order for the Directors undertaking management of the Company to effectuate management policy”. The Board of Directors of the Company will establish internal controls through implementation of the “Kyocera Philosophy”.

2.    System for Internal Controls

Under the policy as described in 1 above, the Board of Directors shall cause Representative Directors to establish the systems described below. In addition, the Board of Directors shall constantly evolve and develop such systems, seeking an ideal system of internal controls.

(1)	Management and maintenance of information relating to conduct of business by Directors

Representative Directors shall establish the “Kyocera Disclosure Committee” as a system for making timely and appropriate disclosure of information and for properly maintaining information relating to the conduct of business by the Directors in accordance with applicable laws and regulations and the internal rules of the Company.

(2)	Internal Rules and systems relating to management of risk of loss of Kyocera Group, and systems to ensure that conduct of business by all employees of Kyocera Group and Directors of the Company’s subsidiaries is in compliance with applicable laws and regulations and the Articles of Incorporation.

Representative Directors shall create a risk management department in order to establish a risk management system for Kyocera Group. Representative Directors shall also establish systems to undertake necessary actions from time to time.

Representative Directors shall establish “Employee Consultation Corners” as an internal complaint reporting system within Kyocera Group, so that employees who become aware of any matter that breaches or may breach laws or regulations or the Articles of Incorporation or other internal rules can report thereon. The Employee Consultation Corners will take appropriate action in respect of reports received thereby, which shall be treated in accordance with the Law for Protection of Reporters in the Public Interest. Besides, Representative Directors shall establish the system to take actions as necessary.

(3)	Systems to ensure efficient conduct of business by Directors

Representative Directors shall clearly delegate authority and related responsibility by establishing an Executive Officer system to achieve efficient and effective conduct of business. Representative Directors shall cause the Executive Officers to report the status of their conduct of business to the Board of Directors, etc, and, accordingly, a system shall be maintained under which Representative Directors can verify whether business is conducted efficiently.

(4)	Other System to ensure appropriate conduct of business at Kyocera Group

In addition to the matters described in (1) through (3) above, as a system to ensure the appropriate conduct of business at Kyocera Group and for efficient operation of Kyocera Group, Representative Directors shall establish the Kyocera Group Management Committee. Such Committee shall discuss important matters relating to Kyocera Group and receive reports relating thereto. Representative Directors shall also establish departments to support appropriate and efficient execution of business of each of the companies in Kyocera Group, and an internal audit department in order to conduct audits regularly to evaluate the appropriateness of conduct of business at Kyocera Group.

The current status of the preparedness of systems relating to internal control is as follows:

(i)	The “Kyocera Code of Conduct” was established in June 2000.

(ii)	The “Risk Management Division” was established in September 2000 in order to create a thorough system to ensure compliance with laws and regulations and internal rules.

(iii)	The “Kyocera Management Committee”, which was renamed the “Kyocera Group Management Committee” in August 2002, was established in January 2001.

(iv)	The “Kyocera Disclosure Committee” was established in April 2003.

(v)	The “Employee Counseling Office” was established in April 2003 as a function of the whistleblower reporting system.

(vi)	The Executive Officer System was introduced in June 2003 to improve management efficiency.

(vii)	The “Global Audit Division,” which was reorganized by the merger of “Risk Management Division” and renamed the “Corporate Global Audit Division” later in April 2010, was established in May 2005 to undertake internal audits, and it regularly conducts audits of Kyocera’s businesses, and reports the results of such audits to the Directors and Audit & Supervisory Board Members of Kyocera Corporation. It also serves as a mechanism for meeting the requirements of Article 404 of the Sarbanes-Oxley Act of the United States of America.

(viii)	“Kyocera Group Philosophy Committee” was established in May 2013.

(ix)	The functions of risk management were transferred from the Corporate Global Audit Division to the Corporate General Affairs Group (currently Corporate General Affairs Human Resources Group). The “Risk Management Department” was established within the Group in January 2014 in order to restructure the risk management system.

(Outline of operational Status of Corporate Governance and Internal Controls)

Corporate Governance and Internal Controls of the Company operate appropriately as mentioned below.

•

Audit & Supervisory Board was held 8 times in fiscal 2016. Audit was conducted premeditatedly based on Audit policy and plan resolved in July 2015. In addition, Audit & Supervisory Board members talk annually with Representative Directors about whole management. Independence of employees who support accomplishing Audit & Supervisory Board Member’s duties is maintained according to basic policy. Expenses of Audit & supervisory members are capitalized according to audit plan based on the Regulations of the Audit & Supervisory Board. In addition there was no expense out of the plan in fiscal 2016.

•

The Corporate Global Audit Division, charged in internal audit, reported audit result 10 times to Audit & Supervisory Board Members in fiscal 2016. Report to Audit & Supervisory Board was carried out appropriately, because information needed by Audit & Supervisory Board Members is offered according to request of report about business execution from Audit & Supervisory Board Members.

•	By “Kyocera whistleblower system” the personal information of reporter is handled as a secret matter and disadvantageous treatment to persons who made report is not considered.

•

The “Kyocera Disclosure Committee”, held 5 times in fiscal 2016, disclosed information timely and appropriately and evaluation results are reported by chairperson of this committee to Representative Director. Information relating to the exercise of Director’s office, for example minutes of Board of Director, minutes of Kyocera Group Management committee and Ringi approval, are preserved appropriately in compliance with applicable laws and internal regulations.

•

Board of Director, held 12 times in fiscal 2016, has 10 Directors including 2 Outside Directors. Board of Director made decision of important matters at Kyocera Group and controlled the business execution. In addition, business is more effective and appropriately executed because of Executive Officer System.

•

“Kyocera Group Management Committee”, held 20 times in fiscal 2016, evaluated important matters at Kyocera Group or received the report. In addition, indirect department supported each subsidiaries to work appropriately and effectively.

•

“Kyocera Group Philosophy Committee” was held 2 times in fiscal 2016. This committee established the policy of Philosophy Education and work on Philosophy permeation activity waited on work floor in domestic and work on Philosophy education depending on each local situation and business condition in overseas.

•	Risk Management Department makes a report system that serious matter occurred in Kyocera Group is reported to Representative Directors.

•	In Kyocera Corporation and each Kyocera group Company the Employee Counseling Office was established. It meets appropriately to matters reported.

•

Compliance Audit is practiced by Corporate Global Audit Division. In addition, compliance education is also practice by appropriate division for example about antitrust laws and prevention of the insider trade.

Consolidated Balance Sheets

	(Yen in millions)
	March 31,		Increase (Decrease)
	2015	2016
Current assets:
Cash and cash equivalents	¥351,363	¥374,020	¥22,657
Short-term investments in debt and equity securities	95,237	101,566	6,329
Other short-term investments	184,358	213,613	29,255
Trade notes receivables	19,130	22,832	3,702
Trade accounts receivables	299,412	266,462	(32,950)
Less allowances for doubtful accounts and sales returns	(5,378)	(5,278)	100
Inventories	354,499	327,875	(26,624)
Other current assets	158,926	133,671	(25,255)

Total current assets	1,457,547	1,434,761	(22,786)

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,051,638	1,131,403	79,765	*1
Other long-term investments	20,402	20,130	(272)

Total investments and advances	1,072,040	1,151,533	79,493

Property, plant and equipment:
Land	59,590	59,914	324
Buildings	350,354	344,087	(6,267)
Machinery and equipment	846,391	841,895	(4,496)
Construction in progress	11,015	18,314	7,299
Less accumulated depreciation	(1,005,859)	(999,723)	6,136

Total property, plant and equipment	261,491	264,487	2,996

Goodwill	102,167	102,599	432
Intangible assets	56,615	59,106	2,491
Other assets	71,324	82,563	11,239

Total non-current assets	1,563,637	1,660,288	96,651

Total assets	¥3,021,184	¥3,095,049	¥73,865

Remark:

*1	Long-term investments in debt and equity securities increased due mainly to increases in the market value of equity securities.

Note:	The consolidated balance sheets and the consolidated statements of income for the year ended March 31, 2015, indications of increase (decrease) of amounts and remarks are presented solely for reference.

	(Yen in millions)
	March 31,		Increase (Decrease)
	2015	2016
Current liabilities:
Short-term borrowings	¥4,129	¥5,119	¥990
Current portion of long-term debt	9,441	9,516	75
Trade notes and accounts payable	119,654	115,644	(4,010)
Other notes and accounts payable	59,613	82,758	23,145
Accrued payroll and bonus	59,454	59,959	505
Accrued income taxes	17,316	22,847	5,531
Other accrued liabilities	53,305	43,525	(9,780)
Other current liabilities	33,339	28,464	(4,875)

Total current liabilities	356,251	367,832	11,581

Non-current liabilities:
Long-term debt	17,881	18,115	234
Accrued pension and severance liabilities	34,764	46,101	11,337
Deferred income taxes	292,454	271,220	(21,234)
Other non-current liabilities	16,211	18,019	1,808

Total non-current liabilities	361,310	353,455	(7,855)

Total liabilities	717,561	721,287	3,726

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703	—
Additional paid-in capital	162,695	162,844	149
Retained earnings	1,502,310	1,571,002	68,692	*1
Accumulated other comprehensive income	469,673	469,803	130
Common stock in treasury, at cost	(35,062)	(35,088)	(26)

Total Kyocera Corporation shareholders’ equity	2,215,319	2,284,264	68,945

Noncontrolling interests	88,304	89,498	1,194

Total equity	2,303,623	2,373,762	70,139

Total liabilities and equity	¥3,021,184	¥3,095,049	¥73,865

Remark:

*1	Retained earnings in fiscal 2016 increased compared with fiscal 2015 due mainly to the recording of Net income in fiscal 2016.

Consolidated Statements of Income

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2015	2016
Net sales	¥1,526,536	¥1,479,627	¥(46,909)
Cost of sales	1,137,137	1,093,467	(43,670)

Gross profit	389,399	386,160	(3,239)
Selling, general and administrative expenses	277,515	279,361	1,846
Loss on impairment of goodwill	18,456	14,143	(4,313)

Profit from operations	93,428	92,656	(772)
Other income (expenses):
Interest and dividend income	22,783	28,609	5,826
Interest expense	(1,718)	(1,814)	(96)
Foreign currency transaction gains, net	4,499	3,820	(679)
Gains on sales of securities, net	505	20,600	20,095	*1
Other, net	2,365	1,712	(653)

Total other income (expenses)	28,434	52,927	24,493

Income before income taxes	121,862	145,583	23,721
Income taxes	(3,441)	31,392	34,833	*2

Net income	125,303	114,191	(11,112)
Net income attributable to noncontrolling interests	(9,428)	(5,144)	4,284

Net income attributable to shareholders of Kyocera Corporation	¥115,875	¥109,047	¥(6,828)

Remarks:

*1	Gains on sales of securities, net in fiscal 2016 increased compared with fiscal 2015 due mainly to the partial sale of securities in fiscal 2016.

*2	Income taxes in fiscal 2016 increased compared with fiscal 2015 due mainly to the fact that reversal income taxes in fiscal 2016 decreased compared with fiscal 2015 from the revision of the tax system in Japan.

Consolidated Statement of Equity (April 1, 2015 to March 31, 2016)

	(Yen in millions and shares in thousands)
(Number of shares outstanding)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Kyocera Corporation Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance, March 31, 2015 (366,861)	¥115,703	¥162,695	¥1,502,310	¥469,673	¥(35,062)	¥2,215,319	¥88,304	¥2,303,623
Comprehensive income:
Net income			109,047			109,047	5,144	114,191
Change in net unrealized gains on securities				49,349		49,349	(144)	49,205
Change in net unrealized losses on derivative financial instruments				(116)		(116)	0	(116)
Change in pension adjustments				(14,177)		(14,177)	208	(13,969)
Change in foreign currency translation adjustments				(34,920)		(34,920)	(4,422)	(39,342)

Total comprehensive income						109,183	786	109,969

Cash dividends paid to Kyocera Corporation’s shareholders			(40,355)			(40,355)		(40,355)
Cash dividends paid to noncontrolling interests							(3,629)	(3,629)
Purchase of treasury stock (4)					(27)	(27)		(27)
Reissuance of treasury stock (0)		0			1	1		1
Stock option plan of subsidiaries		125				125	48	173
Other		24		(6)		18	3,989	4,007

Balance, March 31, 2016 (366,857)	¥115,703	¥162,844	¥1,571,002	¥469,803	¥(35,088)	¥2,284,264	¥89,498	¥2,373,762

Consolidated Cash Flows (For Reference Only)

	(Yen in millions)
	Years ended March 31,
	2015	2016
Cash flow from operating activities	¥130,767	¥194,040
Cash flow from investing activities	(93,608)	(106,809)
Cash flow from financing activities	(39,992)	(50,608)
Effect of exchange rate changes on cash and cash equivalents	19,022	(13,966)
Net increase in cash and cash equivalents	16,189	22,657
Cash and cash equivalents at the beginning of the year	335,174	351,363
Cash and cash equivalents at the end of the year	¥351,363	¥374,020

Balance Sheets

	(Yen in millions)
	March 31,
	2015	2016
Current assets:
Cash and bank deposits	¥177,734	¥262,250
Trade notes receivable	3,907	4,441
Trade accounts receivable	177,957	154,346
Marketable securities	109,608	101,579
Finished goods and merchandise	19,839	31,196
Work in process	30,612	34,976
Raw materials and supplies	56,527	30,875
Prepaid expenses	217	164
Deferred income taxes	16,912	16,495
Other	111,148	104,440
Allowances for doubtful accounts	(233)	(182)

Total current assets	704,228	740,580

Non-current assets:
Tangible fixed assets:
Buildings	26,276	24,188
Structures	1,584	1,469
Machinery and equipment	23,335	27,201
Vehicles	35	35
Tools, furniture and fixtures	17,706	18,409
Land	35,087	34,412
Leased assets	935	808
Construction in progress	1,459	2,486

Total tangible fixed assets	106,417	109,008

Intangible assets:
Software	496	425
Leased assets	4	7
Goodwill	242	—
Other	1,487	5,166

Total intangible assets	2,229	5,598

Investments and other assets:
Investments in securities	1,044,332	1,133,002
Investments in subsidiaries and affiliates	303,038	293,714
Investments in subsidiaries and affiliates other than equity securities	58,099	60,297
Long-term loans	21,927	36,758
Other	11,277	11,503
Allowances for doubtful accounts	(231)	(237)

Total investments and other assets	1,438,442	1,535,037

Total non-current assets	1,547,088	1,649,643

Total assets	¥2,251,316	¥2,390,223

Note:	The balance sheets and statements of income for the year ended March 31, 2015 are presented solely for reference.

	(Yen in millions)
	March 31,
	2015	2016
Current liabilities:
Trade accounts payable	¥51,653	¥51,472
Short-term borrowing	48,050	57,300
Lease obligations	184	159
Other payables	34,062	56,586
Accrued expenses	13,505	14,256
Income taxes payables	4,915	9,772
Advance received	174	132
Deposits received	2,660	3,684
Accrued bonuses	13,981	14,079
Accrued bonuses for directors	224	218
Product warranty reserves	1,285	811
Allowances for sales returns	221	276
Other	1,624	253

Total current liabilities	172,538	208,998

Non-current liabilities:
Lease obligations	845	734
Deferred income taxes	284,571	287,346
Product warranty reserves	1,605	1,368
Other	502	895

Total non-current liabilities	287,523	290,343

Total liabilities	460,061	499,341

Net assets:
Shareholders’ equity:
Common stock	115,703	115,703
Capital surplus:
Additional paid-in capital	192,555	192,555
Other capital surplus	1	1

Total capital surplus	192,556	192,556
Retained earnings:
Legal reserves	17,207	17,207
Other retained earnings:	860,994	894,680
Reserve for special depreciation	1,586	1,382
General reserve	791,137	818,137
Unappropriated retained earnings	68,271	75,161

Total retained earnings	878,201	911,887
Common stock in treasury, at cost	(35,062)	(35,088)

Total shareholders’ equity	1,151,398	1,185,058
Difference of appreciation and conversion
Net unrealized gains on other securities	639,857	705,824

Total net assets	1,791,255	1,890,882

Total liabilities and net assets	¥2,251,316	¥2,390,223

Statements of Income

	(Yen in millions)
	Years ended March 31,
	2015	2016
Net sales	¥634,984	¥592,979
Cost of sales	549,219	495,496

Gross profit	85,765	97,483
Selling, general and administrative expenses	63,795	69,336

Profit from operations	21,970	28,147
Non-operating income:
Interest and dividend income	56,934	61,473
Other	5,001	8,415

Total non-operating income	61,935	69,888
Non-operating expenses:
Interest expense	127	537
Other	1,187	2,900

Total non-operating expenses	1,314	3,437

Recurring profit	82,591	94,598
Non-recurring gain:
Gain on sale of tangible fixed assets	226	363
Gain on sale of investment securities	11	25,387
Other	1	1

Total non-recurring gain	238	25,751
Non-recurring loss:
Loss on sale and disposal of tangible fixed assets	593	382
Loss on impairment of investment in a subsidiary	—	24,206
Other	232	162

Total non-recurring loss	825	24,750

Income before income taxes	82,004	95,599
Income taxes – current	14,455	19,752
Income taxes – deferred	(132)	1,806

Net income	¥67,681	¥74,041

Statement of Changes in Net Assets (April 1, 2015 to March 31, 2016)

						(Yen in millions)
	Shareholders’ equity
		Capital surplus				Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserves	Reserve for special depreciation	General reserve
Balance, March 31, 2015	¥115,703	¥192,555	¥1	¥192,556	¥17,207	¥1,586	¥791,137
Changes in net assets
Reversal of reserve for special depreciation						(204)
General reserve							27,000
Dividends
Net income
Purchase of treasury stock
Retirement of treasury stock			0	0
Net change in items other than shareholders’ equity
Total changes in net assets	—	—	0	0	—	(204)	27,000

Balance, March 31, 2016	¥115,703	¥192,555	¥1	¥192,556	¥17,207	¥1,382	¥818,137

	Shareholders’ equity				Difference of appreciation and conversion
	Retained earnings
	Other retained earnings		Common stock in treasury, at cost		Net unrealized gains on other securities	Total difference of appreciation and conversion
	Unappropriated retained earnings	Total retained earnings		Total Shareholders’ equity			Total net assets
Balance, March 31, 2015	¥68,271	¥878,201	¥(35,062)	¥1,151,398	¥639,857	¥639,857	¥1,791,255
Changes in net assets
Reversal of reserve for special depreciation	204	—		—			—
General reserve	(27,000)	—		—			—
Dividends	(40,355)	(40,355)		(40,355)			(40,355)
Net income	74,041	74,041		74,041			74,041
Purchase of treasury stock			(27)	(27)			(27)
Retirement of treasury stock			1	1			1
Net change in items other than shareholders’ equity					65,967	65,967	65,967
Total changes in net assets	6,890	33,686	(26)	33,660	65,967	65,967	99,627

Balance, March 31, 2016	¥75,161	¥911,887	¥(35,088)	¥1,185,058	¥705,824	¥705,824	¥1,890,882

Copy of Audit Report of Accounting Auditors on Consolidated Financial Statements

Independent Auditors’ Report

(English Translation)

May 23, 2016

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Yoshitaka Yamada, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 4 of Article 444 of the Companies Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to the consolidated financial statements, of Kyocera Corporation (hereinafter referred to as the “Company”) for the fiscal year from April 1, 2015 to March 31, 2016.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the consolidated financial statements, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of March 31, 2016 and the consolidated results for the year then ended in conformity with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3 of the Corporate Calculation Rules of Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Accounting Auditors

Independent Auditors’ Report

(English Translation)

May 23, 2016

To the Board of Directors of Kyocera Corporation

PricewaterhouseCoopers Kyoto
Yukihiro Matsunaga, CPA [Seal] Engagement Partner Keiichiro Kagi, CPA [Seal] Engagement Partner Yoshitaka Yamada, CPA [Seal] Engagement Partner

We have audited, pursuant to paragraph 2-1 of Article 436 of the Companies Act of Japan, the financial statements, which consist of the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the supplementary schedules thereto, of Kyocera Corporation (hereinafter referred to as the “Company”) for its 62nd fiscal year from April 1, 2015 to March 31, 2016.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation of financial statements and supplementary schedules thereof that give a true and fair view in accordance with accounting principles generally accepted in Japan. This responsibility includes implementing and maintaining internal controls deemed necessary by management for the preparation and fair presentation of financial statements and supplementary schedules thereto that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplementary schedules thereof are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and supplementary schedules thereto. The procedures selected depend on the auditor’s judgment, including assessment of the risk of material misstatement in the financial statements and supplementary schedules thereto, whether due to fraud or error. In making such risk assessment, the auditor considers the Company’s internal controls relevant to the preparation of financial statements and supplementary schedules thereto that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and supplementary schedules thereof.

We believe that the audit evidence we have obtained provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements and supplementary schedules thereto present fairly, in all material respects, the financial position of the Company as of March 31, 2016 and the results for the year then ended in conformity with accounting principles generally accepted in Japan.

Other Matters

We have no interest in or relationship with the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Audit Report of Audit & Supervisory Board

Audit Report

(English Translation)

The Audit & Supervisory Board (hereinafter referred to as “the Board”), based on audit reports prepared by each Audit & Supervisory Board Member (hereinafter referred to as “Board Member”) related to the execution of duties of Directors during the 62nd fiscal year from April 1, 2015 to March 31, 2016, hereby reports its results of audit after deliberations, as the unanimous opinion of all Board Members, as follows:

1. Methods and Details of Audit by Individual Board Members and by the Board

(1)	The Board established auditing policies, auditing plans and role sharing for the fiscal year and received audit reports from each Board Member on the execution of his auditing activities and the result thereof. In addition, it received reports on the execution of duties from Directors, etc. and from the Accounting Auditors, and, when necessary, requested their explanations regarding such reports.

(2)	In accordance with the auditing standards for Board Members set by the Board, each Board Member communicated with Directors, the Corporate Global Audit Division, etc. of the internal audit department and employees of Kyocera Corporation (hereinafter referred to as the “Company”) and endeavored to gather information and create an improved environment for auditing, according to the auditing policies, auditing plans and role sharing for the fiscal year, and conducted the audit by the following methods.

(i)	Board Members attended the meetings of the Board of Directors and other important meetings, received reports from Directors, the Corporate Global Audit Division and employees of the Company on business execution, and, when necessary, requested their explanations regarding those reports. Board Members also inspected documents related to important decisions and examined operations and assets at the Company’s head office, plants, major operational establishments, etc. In addition, Board Members had regular meetings with the Chairman of the Board and Representative Director and the President and Representative Director of the Company and exchanged opinions and information on issues, etc. with respect to auditing. With respect to subsidiaries, Board Members not only visited and examined subsidiaries based on the auditing plans, but also received reports on auditing condition of subsidiaries from their Board Members, etc. at the regular meetings with them, and facilitated communications and exchanged information with Directors of them too, and, when necessary, attended important meetings, received reports on business, requested explanations and expressed opinions.

(ii)	Board Members received reports on the status of maintenance and operations from Directors, the Corporate Global Audit Division and Board Members of subsidiaries, etc., and, when necessary, requested their explanations and expressed opinions regarding the content of the resolution of the Board of Directors with respect to the development and maintenance of a system to ensure that the execution of duties by Directors as described in the business report shall be in compliance with laws and regulations and with the Company’s Articles of Incorporation and other systems required by paragraphs 1 and 3 of Article 100 of the Ordinance for Enforcement of the Companies Act as being necessary for ensuring the appropriateness of operations of the corporate group consisting of the Company and its consolidated subsidiaries, and the systems (internal control systems) established under such resolution. With respect to the internal control systems regarding financial reporting, Board Members received reports on the evaluation of such internal control systems and the auditing condition from Directors, the Corporate Global Audit Division and from PricewaterhouseCoopers Kyoto, and, when necessary, requested their explanations regarding those reports.

(iii)

Board Members monitored and examined whether the Accounting Auditors maintained their independence and performed their audits in an appropriate manner, and received reports from the Accounting Auditors on the execution of their duties and, when necessary, requested their explanations regarding those reports. Board Members also received notification from the Accounting Auditors that they have taken steps to improve the “system for ensuring appropriate execution of their duties”

(matters set forth in the items of Article 131 of the Ordinance on Accounting of Companies) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Council on October 28, 2005), etc. and, when necessary, requested their explanations regarding such notification.

Based on the foregoing methods, Board Members reviewed the business report and supplementary schedule thereto, the financial statements (balance sheet, statement of income, statement of changes in net assets and notes to financial statements) and supplementary schedules thereto as well as consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity and notes to consolidated financial statements) for the fiscal year.

2. Results of Audit

(1)	Result of the Audit of the Business Report, etc.

(i)	The business report and the supplementary schedules thereto fairly present the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company.

(ii)	There has been neither unfair conduct nor any material violation of Japanese law or regulation or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors.

(iii)	The content of the resolution by the Board of Directors regarding internal control systems is due and proper. Furthermore, nothing has arisen that requires comment on the description in the business report and the Directors’ execution with respect to the internal control systems, including financial reporting.

(2)	Result of the Audit of Financial Statements and Supplementary Schedules Thereto

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

(3)	Result of the Audit of Consolidated Financial Statements

The methods and results of the audit by the Accounting Auditors, PricewaterhouseCoopers Kyoto are due and proper.

May 26, 2016

Audit & Supervisory Board, Kyocera Corporation

Yoshihiro Kano [Seal]

Full-time Audit & Supervisory Board Member

Kouji Mae [Seal]

Full-time Audit & Supervisory Board Member

Osamu Nishieda [Seal]

Audit & Supervisory Board Member

Yoshinori Yasuda [Seal]

Audit & Supervisory Board Member

Nichimu Inada [Seal]

Audit & Supervisory Board Member

Yasunari Koyano [Seal]

Audit & Supervisory Board Member

Note:	Messrs. Yoshinori Yasuda, Nichimu Inada and Yasunari Koyano are Outside Audit & Supervisory Board Members as specified in Item 16 of Article 2 and Paragraph 3 of Article 335 of the Companies Act.

Securities Code 6971

Internet Disclosure Items for

Notice of the 62nd Ordinary General Meeting of Shareholders

Notes to Consolidated Financial Statements

Notes to Financial Statements

(April 1, 2015 to March 31, 2016)

Of the Accompanying Documents for the Notice of the 62nd Ordinary General Meeting of Shareholders, the “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are available to shareholders on the Company’s website (http://global.kyocera.com/ir/s_info.html) pursuant to the provisions of laws and regulations as well as the Articles of Incorporation of the Company.

The “Notes to Consolidated Financial Statements” and “Notes to Financial Statements” are a part of the Consolidated Financial Statements and Financial Statements that were audited by Audit & Supervisory Board Members and the Accounting Auditor in preparing the Audit Reports.

Please note that this is an English translation of the Japanese original of the Internet Disclosure Items for the Notice of the 62nd Ordinary General Meeting of Shareholders of KYOCERA Corporation distributed to shareholders in Japan. The translation is prepared solely for the reference and convenience of foreign shareholders. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

Notes to Consolidated Financial Statements

1. Basis of Preparation of Consolidated Financial Statements

(1)	Scope of Consolidation

Number of Consolidated Subsidiaries:	222

Major Consolidated Subsidiaries:	Kyocera Document Solutions Inc., AVX Corporation and
Kyocera International, Inc.

A Non-Consolidated Subsidiary:	Kyoto Purple Sanga Co., Ltd.

This subsidiary is excluded from the scope of consolidation because its total assets, net sales, net income attributable to shareholders of Kyocera Corporation and retained earnings, etc. are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of Kyocera when excluded from the scope of consolidation.

(2)	Scope of Application of the Equity Method

Number of Non-Consolidated Subsidiaries and Affiliates Accounted for by the Equity Method: 12

Major Affiliate Accounted for by the Equity Method: Kagoshima Mega Solar Power Corporation

(3)	Changes in Scope of Consolidation

Number of Increase:	18

Number of Decrease:	10

(4)	Changes in Scope of Application of the Equity Method

Number of Increase:	2

Number of Decrease:	1

(5)	Summary of Significant Accounting Principles

(i)	Standards of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America pursuant to the provisions of paragraph 1 of Article 120-3 of the Ordinance on Accounting of Companies of Japan. Certain disclosure and footnotes required under principles generally accepted in the United States are omitted pursuant to the provisions of paragraph 1 of Article 120 that is applied mutatis mutandis in paragraph 3 of Article 120-3.

(ii)	Valuation of Inventories

Kyocera has adopted the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) 330, “Inventory.” Inventories are stated at the lower of cost or market. The remaining balance of raw materials to be purchased under the long term purchase agreements are also stated at the lower of cost and net realizable value. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(iii)	Valuation of Securities

Kyocera has adopted ASC 320, “Debt and Equity Securities.” Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and recorded in “accumulated other comprehensive income,” net of tax. Held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are recorded using the cost method based on ASC325, “Investments – Other”.

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(iv)	Depreciation Method for Property, Plant and Equipment

Kyocera has adopted ASC 360, “Property, Plant and Equipment.” Depreciation is accounted mainly by the declining balance method on estimated useful lives.

(v)	Goodwill and Other Intangible Assets

Kyocera has adopted ASC 350, “Intangibles – Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

(vi)	Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:

Kyocera maintains allowances for doubtful accounts related to trade notes receivable, trade accounts receivable and finance receivables for estimated losses resulting from customers’ inability to make timely payments including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral.

Allowances for Sales Returns:

Kyocera records an estimated sales return allowance at the time of sales based on historical return experience.

(vii)	Accrued Pension and Severance Liabilities

Kyocera has adopted ASC 715, “Compensation – Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability, as the case may be, in the consolidated balance sheet and recognizes changes in funded status during the year as changes in comprehensive income for such year. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

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(6)	Recently Adopted Accounting Standards

On April 1, 2015, Kyocera adopted Accounting Standards Update (ASU) No. 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This accounting standard changes the requirements for reporting discontinued operations in ASC 205-20, “Presentation of Financial Statements – Discontinued Operations.” A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This accounting standard also requires an entity to provide disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory.” This accounting standard requires an entity to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. From fiscal 2016, Kyocera early adopted this accounting standard. The adoption of this accounting standard did not have a material impact on Kyocera’s consolidated results of operations and financial condition.

In December 2015, the FASB issued ASU No. 2015-17, “Balance Sheet Classification of Deferred Taxes.” To simplify the presentation of deferred income taxes, this accounting standard changes require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. From fiscal 2016, Kyocera early adopted this accounting standard. For the adoption of this accounting standard, Kyocera did not adjust prior period’s financial statement retrospectively.

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2. Notes to Consolidated Balance Sheets

(Yen in millions)
(1) Allowances for Doubtful Accounts Related to Assets

Other Current Assets	¥130
Other Long-term Investments	34
Other Assets	2,065

(2) Accumulated Other Comprehensive Income

Net Unrealized Gains on Securities	¥517,190
Net Unrealized Losses on Derivative Financial Instruments	(488)
Pension Adjustments	(42,648)
Foreign Currency Translation Adjustments	(4,251)

(3) Assets Pledged as Collateral

Property, Plant and Equipment	¥2,922
Long-term Investments in Debt and Equity Securities	118
Other Long-term Investments	1,781

*1     “Property, Plant and Equipment” and “Long-term Investments in Debt and Equity Securities” are pledged against “Short-term Borrowings”, “Current Portion of Long-term Debts” and “Long-term Debts” in a total amount of ¥4,829 million.

*2 “Other Long-term Investments” is pledged against the loan for business finance of “Affiliates Accounted for by the Equity Method” in a total amount of ¥19,490 million.

3. Notes to Consolidated Statement of Equity

(1) Total Number of Shares Issued

	(Shares in thousands)
Class of Shares	March 31, 2015	Increase	Decrease	March 31, 2016
Common Stock	377,619	—	—	377,619

(2) Distribution of Surplus

(i) Dividends Paid

Resolution	Class of Shares	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders held on June 24, 2015	Common Stock	¥22,012 million	¥60	March 31, 2015	June 25, 2015

The Board of Directors Meeting held on October 29, 2015	Common Stock	¥18,343 million	¥50	September 30, 2015	December 7, 2015

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(ii) Dividends for which the Record Date Falls in the Year ended March 31, 2016 with an Effective Date in the Year Ended March 31, 2017

Resolution	Class of Shares	Source of Dividend	Aggregate Amount	Per Share Amount	Record Date	Effective Date
The Ordinary General Meeting of Shareholders to be held on June 24, 2016	Common Stock	Retained Earnings	¥18,343 million	¥50	March 31, 2016	June 27, 2016

4. Notes to Financial Instruments

(1) Notes to Financial Instruments

Kyocera refrains from making any speculative transactions and always maintains a high level of capital liquidity to ensure the utmost stability in its fund management. Operating receivables such as notes receivable and accounts receivable are exposed to customer credit risk. Kyocera seeks to reduce this risk in accordance with its credit management policies. Kyocera is exposed to market risk, including changes in foreign currency exchange rates, interest rates and equity prices. In order to hedge against these risks, Kyocera uses derivative financial instruments. Kyocera does not hold or issue derivative financial instruments for trading purposes.

Kyocera mainly enters into foreign currency forward contracts and interest rate swaps. Kyocera regularly assesses these market risks based on policies and procedures established to protect against the adverse effects of these risks and other potential exposures, primarily by reference to the market value of financial instruments.

Kyocera has marketable equity securities, debt securities and non-marketable equity securities. Kyocera is currently a major shareholder of KDDI Corporation. As of March 31, 2016, the fair value of the shares of KDDI Corporation of which Kyocera owns was ¥1,007,299 million.

(2) Fair Value of Financial Instruments

The fair values of financial instruments as of March 31, 2016 and methods and assumption used to estimate such fair values were as follows:

	(Yen in millions)
	Carrying Amount	Fair Value	Difference
Assets (a)
Short-term Investments in Debt Securities and Equity Securities	¥101,566	¥101,644	¥78
Long-term Investments in Debt and Equity Securities	1,131,403	1,130,951	(452)
Other Long-term Investments (excluding Investment in and Advances to Affiliates and Unconsolidated Subsidiaries)	14,125	14,125	—

Total	¥1,247,094	¥1,246,720	¥(374)

Liabilities (b)
Long-term Debt (including due within one Year)	¥27,631	¥27,631	—

Total	¥27,631	¥27,631	—

Derivatives (c) (Note)
Derivatives Designated as Hedging Instruments	¥29	¥29	—
Derivatives Not Designated as Hedging Instruments	4,626	4,626	—

Total	¥4,655	¥4,655	—

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Note:	Assets and liabilities of derivative transactions are recorded in net amount. Liabilities are presented by ( ).

(a)	For investments with active markets, fair value is estimated based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate fair value of non-marketable equity securities because of the lack of market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregate carrying amount of the investments included in the above table as of March 31, 2016 was ¥13,514 million.

(b)	Fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities at the end of the fiscal year.

(c)	Fair value is estimated based on quotes from financial institutions at the end of the fiscal year.

Cash and cash equivalents, other short-term investments, trade notes receivable, trade accounts receivable, short-term borrowings, and trade notes and accounts payable, and other notes and accounts payable approximate fair value because of the short maturity of these instruments.

5. Notes to per Share Information

(1) Kyocera Corporation Shareholders’ Equity per Share		¥6,226.58

(2) Earnings per Share Attributable to Shareholders of Kyocera Corporation	Basic	¥297.24
	Diluted	¥297.24

6. Note to Significant Subsequent Event

Kyocera Corporation and Nihon Inter Electronics Corporation (“NIEC”; collectively, together with Kyocera Corporation, the “Companies”) hereby give the following notice as they have passed a resolution at each of their respective board of directors’ meetings held on May 16, 2016 to merge under an absorption-type merger in which Kyocera Corporation is the surviving company and NIEC is the merged company and entered into a Merger Agreement (the “Merger Agreement”) by and between the Companies. The Companies plan to conduct the Merger with August 1, 2016 being the effective date. Kyocera Corporation will not obtain an approval from its shareholders meeting due to reliance on the procedures for a short form merger pursuant to Article 796, Paragraph 2 of the Companies Act (Act No.86 of 2005, including any amendments thereafter; the same shall apply hereinafter). NIEC will obtain an approval for the execution of the Merger Agreement at its ordinary shareholders meeting scheduled to be held on June 16, 2016.

Before the effective date of the Merger (scheduled to be August 1, 2016), NIEC’s ordinary shares will be delisted from the second division of the Tokyo Stock Exchange, Inc. as of July 27, 2016, with July 26, 2016 being the final transaction date.

7. Other Notes

(1) Gains on Sales of Property, Plant and Equipment, Net

Kyocera recognized ¥12,039 million in gains on sales of property, plant and equipment, net which was deducted from selling, general and administrative expenses in Consolidated Statements of Income in fiscal 2016. This amount is mainly included in “Others” in Reporting Segment.

(2) Losses on Impairment in Property, Plant and Equipment, Intangible Assets Subject to Amortization and Goodwill

Kyocera recognized ¥17,957 million of losses on impairment in total of property, plant and equipment, intangible assets subject to amortization and goodwill in the liquid crystal displays business (“Reporting Unit”) included in the Electronic Devices Group due to the deterioration of the profitability in this business.

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	Location	(Yen in millions)
Property, Plant and Equipment	Selling, general and administrative expenses	¥1,148
Intangible Assets Subject to Amortization	Selling, general and administrative expenses	2,666
Goodwill	Loss on impairment of goodwill	14,143
Total		¥17,957

The fair value of the Reporting Unit with a basis for the loss on impairment of goodwill as described above was determined using the discounted cash flows method (income approach). In the case that carrying amounts of property, plant and equipment and intangible assets subject to amortization are considered unrecoverable and exceed their fair value, its exceeded amount is recognized as the impairment loss. The fair value is determined using the expected discounted cash flows gained from them directly.

(3) Changes to the Amount of Deferred Tax Assets and Liabilities in Accordance with the Revision of the Corporate Tax Rate

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.15 of 2016) and “Partial Amendment of the Local Tax Act, etc.”(Law No.13 of 2016) enacted on March 29, 2016 by the Diet of Japan, revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2016. As a result of such amendments, the effective Japanese statutory corporate tax rate of 33% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 31% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2016, and 32% previously has been reduced to 30% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2017, respectively. Kyocera recognized reversal income taxes in the amount of ¥17,638 million due to revaluation of deferred tax assets and liabilities in line with the revision of the corporate tax rate.

(4) Litigation of Long-term Purchase Agreements

Between 2005 and 2008, Kyocera entered into four long-term purchase agreements (“the LTAs”), principally governed by Michigan law, with Hemlock Semiconductor Corporation and its subsidiary Hemlock Semiconductor, LLC. (collectively, “Hemlock”) for the supply of polysilicon material for use in its solar energy business. As of March 31, 2016, there is a remaining balance of ¥175,677 million of polysilicon material to be purchased under the LTAs by December 31, 2020, of which ¥47,694 million is prepaid.

A significant divergence between the market price of polysilicon material and the fixed contract price arose after the LTAs were signed. Because the Chinese government provided subsidies to Chinese polysilicon and solar panel producers, Chinese companies produced polysilicon material and solar panels at a significantly lower price compared to other market participants. As a result, other polysilicon producers reduced their prices, resulting in a significant decrease in polysilicon material and the distortion of the world market for polysilicon. The U.S. government also placed anti-dumping duties on solar panels imported from China. This situation has been prolonged and has had an adverse effect on Kyocera’s profit margin on products of the solar energy business. In light of these unprecedented circumstances, Kyocera entered into discussions with Hemlock to modify the contract terms including its price and quantity.

However, on April 1, 2015, Hemlock filed a law suit against Kyocera in the United States District Court Eastern District of Michigan claiming damages for the alleged anticipatory repudiation of the LTAs by Kyocera. On April 3, 2015, Kyocera sued Hemlock before the Tokyo District Court contending that the LTAs are illegal and unenforceable because of Hemlock’s alleged abuse of a superior position which is prohibited under Japanese Antitrust Law.

The legal proceedings in Michigan and Japan are in process, and accordingly, Kyocera has not ordered the polysilicon material for the amount stated under the LTAs during the year ended December 31, 2015 (“the 2015 amount”), which is ¥26,934 million in total. As the LTAs contain take or pay provisions which purport to require

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Kyocera to pay for quantities of polysilicon material even if they do not take immediate delivery, Hemlock issued an invoice for the amount equal to the difference between the 2015 amount and applicable advanced payment. Kyocera did not purchase before February 15, 2016, the due date for payment of this invoice; therefore, Hemlock issued the default notice. Kyocera contends that the LTAs are illegal and unenforceable under Japanese Antitrust Law and even if they are enforceable, Kyocera has the right to cure a default by purchasing the 2015 amount within a certain period from the issuance of the default notice. The cure period expires on August 14, 2016. Taking into consideration these conditions, Kyocera has accounted for its rights and obligations under the LTAs, and has recorded ¥26,934 million as other current asset for the 2015 amount and ¥20,639 million as other account payable for the amount equal to the difference between the 2015 amount and applicable advanced payment. While Kyocera contends it has a right to cure the default by purchasing the 2015 amount within the cure period, depending on the legal proceedings, its rights under the LTAs may be uncertain and it may result in a write off of the other current asset.

Kyocera considered the polysilicon material of the 2015 amount in its analysis based on lower of cost and net realizable value approach taking into consideration the anticipated selling price of the applicable solar products and concluded no loss was incurred as of March 31, 2016. In addition, Kyocera evaluated whether the obligation to purchase polysilicon material through 2020, assuming delivery, was an adverse obligation or not, and concluded that no loss was incurred as of March 31, 2016.

Notes to Financial Statements

1. Summary of Significant Accounting Policies

(1) Standards and Methods of Valuation of Assets

Held-to-Maturity Securities:	Amortized cost method (straight-line method)

Investments in Subsidiaries and Affiliates:	Cost determined by the moving average method

Other Securities:

Marketable:	Based on market price as of the balance sheet date (unrealized gains and losses on such securities are reported in net assets, and cost is determined by the moving average method)

Non-marketable:	Cost determined by the moving average method

Derivative Financial Instruments:	Mark-to-market method

Inventories:	Cost determined based on acquisition costs with adjustment by write-down taking into consideration decline of profitability

Finished Goods, Merchandise and Work-in-process:	Cost of finished goods and work in process is mainly determined by the average cost method. Cost of merchandise is determined mainly by the last purchase method.

Raw Materials and Supplies:	Raw materials and supplies, except those for telecommunications equipment, are valued at cost, with cost being determined by the last purchase method. Raw materials for telecommunications equipment are valued at cost, with cost being determined by the first-in, first-out method.

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(2) Depreciation of Non-current Assets

Tangible Fixed Assets (except for Leased Assets):

Depreciation is computed at rates based on the estimated useful lives of assets using the declining-balance method. The principal estimated useful lives are as follows:

    Buildings and structures:

        2 years – 33 years

    Machinery and equipment, and tools, furniture and fixtures:

        2 years – 10 years

Intangible Fixed Assets (except for Leased Assets):	Amortization is computed using the straight-line method. Software for internal use is calculated based on the usable period of two years.

Leased Assets:	Straight-line method, using lease periods as the estimated useful lives of such assets.

(3) Accounting for Allowances and Accruals

Allowances for Doubtful Accounts:	In anticipation of uncollectible accounts receivable, Kyocera Corporation provides allowances for doubtful accounts, for general accounts receivable, based on the past actual ratio of losses on bad debts; and, for certain specific doubtful accounts receivable, based on estimates of uncollectible amounts pursuant to analysis of individual receivables.

Accrued Bonuses for Employees:	In order to prepare for bonuses to employees, accrued bonuses are provided based on the amounts expected to be paid, which are determined based on actual payments made in the previous fiscal year.

Accrued Bonuses for Directors:	In order to prepare for bonuses to Directors, accrued bonuses are provided based on the amounts expected to be paid.

Warranty Reserves:	Warranty reserves are provided to prepare for the cost of after sales service for telecommunications equipment and applied ceramic products based upon the amounts expected to be paid, which are determined taking into account actual payments made in the past, etc.

Allowances for Sales Returns:	Allowances for sales returns are provided to prepare for losses from write-off of products as a result of product returns based on the past actual return ratio of unaccepted products multiplied by the amount of the uninspected products at the end of the fiscal year.

Accrued Pension and Severance Costs:	In order to prepare for provision of retirement benefits to employees, accrued pension and severance costs are recognized based on projected benefit obligations and plan assets as of the balance sheet date. Unrecognized prior year service cost is amortized over the estimated average remaining service period of employees using the straight-line method. Actuarial gains or losses are amortized over the estimated average remaining service period of employees using the straight-line method following the year in which they are incurred. The exceeding amounts are provided as prepaid pension and severance expenses since plan assets exceeded projected benefit obligations as of the balance sheet date.

(4) Other Significant Policies

Consumption Taxes:	Consumption taxes withheld upon sale and consumption taxes paid for purchases of goods and services are not included in the amounts of the respective revenue and cost or expense items in the accompanying statements of income.

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2. Notes to Balance Sheets:

(1) Assets Pledged as Collateral and Secured Liabilities

1. Assets Pledged as Collateral

Investments in subsidiaries and affiliates: ¥2,125 million

2. Secured Liabilities

Loan from financial institutions to Kagoshima Mega Solar Power Corporation: ¥19,490 million

*	All investor of Kagoshima Mega Solar Power Corporation pledge their investments as collateral for this loan.

(2) Accumulated Depreciation of Tangible Fixed Assets: ¥463,063 million

(3) Guarantee Obligations

Keep-well Letters and Guidance for Management:

Keep-well Letter Requested Party	Amount Covered	Subject of Keep-well Letter
Kyocera Realty Development Co., Ltd.	¥307 million	Guidance for repayment of loans from financial institutions
Kyoto Purple Sanga Co., Ltd.	400 million	Guidance for repayment of loans from financial institutions

Total	¥707 million

(4)	Receivables from Subsidiaries and Affiliates, and Payables to Subsidiaries and Affiliates (except Amounts Separately Presented)

Current Receivables	¥110,169 million
Long-term Receivables	36,759 million
Current Payables	73,339 million
Long-term Payables	25 million

3. Notes to Statements of Income:

Transactions with Subsidiaries and Affiliates:

Operational Transactions:
Net Sales	¥301,145 million
Purchases	70,469 million
Selling, General and Administrative Expenses	4,196 million

Non Operational Transactions	37,166 million

4. Notes to Statement of Changes in Net Assets

Number and Class of Treasury Shares as of March 31, 2016
Common Stock	10,762,000 shares

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5. Notes to Accounting for Effects of Income Taxes

(1)	The Main Components of the Deferred Tax Assets and Deferred Tax Liabilities

(Yen in millions)
(i) Current:

Deferred Tax Assets:
Accrued Bonuses	¥4,365
Write-down of Inventories	4,028
Other Payables and Accrued Expenses	3,249
Temporary and Prepaid Payment	2,344
Warranty Reserves	251
Others	2,404

Total Deferred Tax Assets	16,641
Deferred Tax Liabilities:
Reserve for Special Depreciation	(146)

Total Deferred Tax Liabilities	(146)

Deferred Tax Assets, Net	¥16,495

(ii) Non-current:

Deferred Tax Assets:
Depreciation and Amortization	¥15,766
Loss on Impairment of Investments in Subsidiaries and Affiliates	12,169
Adjustment to Book Value of Investments in Subsidiaries	4,696
Warranty Reserves	410
Others	2,162

Sub-total of Deferred Tax Assets	35,203
Valuation Allowances	(16,883)

Total Deferred Tax Assets	18,320

Deferred Tax Liabilities:
Net Unrealized Gain on Other Securities	(302,496)
Prepaid Pension and Severance Expenses	(2,670)
Reserve for Special Depreciation	(459)
Others	(41)

Total Deferred Tax Liabilities	(305,666)

Deferred Tax Liabilities, Net	¥(287,346)

(2)	Changes to the Amount of Deferred Tax Assets and Liabilities in Accordance with the Revision of the Corporate Tax Rate

In accordance with the law “Partial Amendment of the Income Tax Act, etc.” (Law No.15 of 2016) and “Partial Amendment of the Local Tax Act, etc.”(Law No.13 of 2016) enacted on March 29, 2016 by the Diet of Japan, revised corporation tax rate will be imposed from the annual reporting periods commencing on and after April 1, 2016. As a result of such amendments, the effective Japanese statutory corporate tax rate of 32% previously applied for calculation of the amount of deferred tax assets and deferred tax liabilities has been reduced to 31% with respect to temporary differences to be realized during the annual reporting periods commencing on April 1, 2016, and 32% previously has been reduced to 30% with respect to temporary differences to be realized during the annual reporting periods commencing on and after April 1, 2017, respectively. As a result of such amendments, the net amount of deferred tax liabilities of Kyocera Corporation

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as of March 31, 2016 has decreased by ¥18,783 million. And the deferred portion of income tax expenses has increased by ¥1,383 million and the net unrealized gains on other securities has increased by ¥20,166 million.

6. Notes to Fixed Assets Used Under Finance Leases

Some fixed assets used under finance leases, consisting principally of manufacturing equipment and computers, are off balance sheet.

7. Notes Concerning Related Party Transactions

(Yen in millions)
Relationship	Name of Entity	Percentage of Voting rights held	Relationship with the Entity	Substance of Transactions	Amount of Transactions	Item	Outstanding Transaction amounts as of March 31, 2016
Subsidiary	Kyocera Display Corporation	100%	Extension of Loan Interlocking Officers	Extension of Loan	¥25,218	Long-term loans to subsidiaries	¥25,218

Note: Conditions of the loans have been reasonably determined, taking into account market interest rates, etc.

8. Notes to per Share Information

1. Net Assets per Share:	¥5,154.27
2. Earnings per Share:	¥201.82

9. Material Subsequent Events

Merger of Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation

Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation, both of which were wholly owned consolidated subsidiaries of Kyocera Corporation, were merged into Kyocera Corporation on April 1, 2016.

(1)	Overview of Transactions

1	Scope of Business Transferred

Kyocera Circuit Solutions, Inc.

Development, manufacturing and sale of organic packages and multilayer printed wiring boards for semiconductor devices

Kyocera Chemical Corporation

Development, manufacturing and sale of materials for semiconductor and chemical materials

2	Date of Business Combinations

April 1, 2016

3	Legal Method of Business Combinations

In the mergers, Kyocera Corporation is a surviving company, and Kyocera Circuit Solutions, Inc. and Kyocera Chemical Corporation were dissolved.

4	Name of the Company after Business Combinations

Kyocera Corporation

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5	Objective of Transactions

The purpose of the restructuring is to improve efficiency by integrating these businesses of the two companies with Kyocera Corporation, and to enhance the development of new products and markets, and to further expand these businesses through pursuit of synergistic effects.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

Absorption – type corporate split regarding sales of photovoltaic power generation equipment from Kyocera Solar Corporation

The business unit engaged in the sale of photovoltaic power generation equipment was separated by means of a corporate split from Kyocera Solar Corporation, a wholly owned consolidated subsidiary of Kyocera Corporation, engaged in the sale of photovoltaic power generation equipment and contracting relating to photovoltaic power generation systems for the Japanese market, and such business unit was succeeded to by Kyocera Corporation.

(1)	Overview of Transaction

1	Scope of Business Transferred

Sale of photovoltaic power generation equipment

2	Date of Business Combination

April 1, 2016

3	Legal Method of Business Combination

This was a “split-type corporate split”, in which Kyocera Corporation is the succeeding company, and Kyocera Solar Corporation, an existing wholly-owned subsidiary of Kyocera Corporation, is the splitting company. Because Kyocera Solar Corporation is a wholly-owned subsidiary of Kyocera Corporation and the method of corporate split was a “split-type corporate split,” no allocation of new shares was made in the corporate split.

4	Name of the Company after Business Combination

Kyocera Corporation

5	Objective of Transaction

The purpose of the restructuring is to improve efficiency by integrating the business unit engaged in the sale of photovoltaic power generation systems of Kyocera Solar Corporation with Kyocera Corporation, and to enhance the development of new markets, and to further expand these businesses through pursuit of synergistic effects.

(2)	Content of Accounting Treatment

It was treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination” (Accounting Standard Board of Japan Statement (ASBJ) No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10, September 13, 2013).

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Merger of Nihon Inter Electronics Corporation

Kyocera Corporation and Nihon Inter Electronics Corporation (“NIEC”; collectively, together with Kyocera Corporation, the “Companies”) hereby give the following notice as they have passed a resolution at each of their respective board of directors’ meetings held on May 16, 2016 to merge under an absorption-type merger in which Kyocera Corporation is the surviving company and NIEC is the merged company and entered into a Merger Agreement (the “Merger Agreement”) by and between the Companies.

(1)	Overview of Transaction

1	Scope of Business Transferred

Development, manufacturing and sale of power semiconductors and purchase and sale of electronic components of other brand

2	Schedule of the Merger

Date of resolutions of the board of directors for the Merger Agreement (Both Companies)	May 16, 2016
Execution date of the Merger Agreement (Both Companies)	May 16, 2016
Record date for the ordinary shareholders meeting (NIEC)	March 31, 2016
Date of resolution of the ordinary shareholders meeting (NIEC)	(scheduled on) June 16, 2016
Last transaction date (NIEC)	(scheduled on) July 26, 2016
Delisting date (NIEC)	(scheduled on) July 27, 2016
Scheduled date of the Merger (Effective Date)	(scheduled on) August 1, 2016

Note 1:	Pursuant to Article 796, Paragraph 2 of the Companies Act, the Merger does not require approval from the General Shareholders Meeting of Kyocera Corporation (short form merger).

Note 2:	The above schedule may be changed upon the consultation and agreement between the Companies when necessary to proceed with the Merger related procedures.

3	Legal Method of Business Combination

In the merger, Kyocera Corporation will be a surviving company, and NIEC will be dissolved.

4	Name of the Company after Business Combination

Kyocera Corporation

5	Objective of Transaction

NIEC engages in the manufacturing and distribution of power semiconductors with the discrete business, module business and product business being the three major businesses. Meanwhile, Kyocera Corporation determined that sharing its knowledge regarding various business domains from the components business to the finished product business operated by Kyocera Corporation and NIEC’s knowledge regarding power semiconductors will enhance the company value of the Companies, and in September 2015, made NIEC its consolidated subsidiary. Since then, the Companies have been working on expanding their profits, such as by pursuing synergy effects. However, NIEC has been significantly affected by the deterioration of its business environment, such as the slowdown of the growth of the Chinese economy, which is an important market, tightening of regulations in the domestic amusement industry, and slowdown of the domestic automobile market, and on November 6, 2015, NIEC made a downward adjustment to its forecast for the consolidated performance of the full fiscal year ending March 31, 2016, and announced that there will be a deficit for such term.

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In response to the sharp deterioration of the business environment surrounding NIEC after it became a consolidated subsidiary of Kyocera Corporation, Kyocera Corporation determined that it is necessary to strengthen the management platform of NIEC for NIEC’s future business expansion and that radical measures such as utilizing Kyocera Corporation’s overall management resources, such as Kyocera Corporation’s personnel, technology and funds, are necessary in order to execute such plans. Thus, although at the time of making NIEC a consolidated subsidiary, Kyocera Corporation intended to keep NIEC listed for the time being, Kyocera Corporation concluded that the best solution for deploying Kyocera Corporation’s personnel, technology and funds flexibly and swiftly will be a consolidation by a Merger, rather than operating NIEC as a consolidated subsidiary, and in December 2015, Kyocera Corporation requested NIEC to conduct the Merger.

(2)	Content of Accounting Treatment

It will be treated as a transaction under common control in accordance with the “Accounting Standard for Business Combination”(Accounting Standard Board of Japan Statement (ASBJ)No.21, September 13, 2013) and the “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”(ASBJ Guidance No.10, September 13, 2013).

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